
13001447


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2013
WASH, D.C.
193
SECTION

Solitron Devices, Inc.

2013 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 28, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File No. 001-04978

SOLITRON DEVICES, INC.
(Name of Registrant as Specified in Its Charter)

Delaware	**22-1684144**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)
3301 Electronics Way, West Palm Beach, Florida	**33407**
(Address of Principal Executive Offices)	(Zip Code)

(561) 848-4311
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
None	N/A

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one) :

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of August 31, 2012 was $5,903,000 (based on the closing sales price of the registrant's common stock on that date).

The number of shares of the registrant's common stock, $0.01 par value, outstanding as of May 8, 2013 was 2,177,832.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended February 28, 2013 are incorporated herein by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Solitron Devices, Inc., a Delaware corporation (the "Company" or "Solitron"), designs, develops, manufactures and markets solid-state semiconductor components and related devices primarily for the military and aerospace markets. We manufacture a large variety of bipolar and metal oxide semiconductor ("MOS") power transistors, power and control hybrids, junction and power MOS field effect transistors ("Power MOSFETS"), field effect transistors and other related products. Most of the Company's products are custom made pursuant to contracts with customers whose end products are sold to the United States government. Other products, such as Joint Army/Navy ("JAN") transistors, diodes and Standard Military Drawings ("SMD") voltage regulators, are sold as standard or catalog items.

The Company was incorporated under the laws of the State of New York in March 1959, and reincorporated under the laws of the State of Delaware in August 1987. For information concerning the Company's financial condition, results of operations, and related financial data, you should review the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Financial Statements and Supplementary Data" sections of this Annual Report. You should also review and consider the risks relating to the Company's business, operations, financial performance, and cash flows below under "Risk Factors."

Products

The Company designs, manufactures and assembles bipolar and MOS power transistors, power and control hybrids, junction and Power MOSFETs, field effect transistors and other related products.

Set forth below by principal product type are the percentage (i) contributions to the Company's total sales of each of the Company's principal product lines for the fiscal years ended February 28, 2013 and February 29, 2012 and (ii) contributions to the Company's total order backlog at February 28, 2013 and February 29, 2012.

Product Line	(i) % of Total Sales for Fiscal Year Ended February 28, 2013	(i) % of Total Sales for Fiscal Year Ended February 29, 2012	(ii) % Backlog at February 28, 2013	(ii) % Backlog at February 29, 2012
Power Transistors	18%	17%	11%	12%
Hybrids	50%	49%	52%	57%
Power MOSFETS	27%	25%	34%	27%
Field Effect Transistors	5%	9%	3%	4%
	100	100	100	100

The Company's backlog at February 28, 2013 and February 29, 2012 and total sales for the years ended February 28, 2013 and February 29, 2012 reflect demand for the Company's products at such dates and for such periods. For more information, see "Backlog" below. The variation in the proportionate share of each product line for each period reflects changes emanating from: demand, Congressional appropriations, the process and timing associated with awards of defense contracts, and shifts in technology and consolidation of defense prime contractors.

The Company's semiconductor products can be classified as active electronic components. Active electronic components are those that control and direct the flow of electrical current by means of a control signal such as a voltage or current. The Company's active electronic components include bipolar transistors and MOS transistors.

It is customary to subdivide active electronic components into those of a discrete nature and those which are non-discrete. Discrete devices contain one single semiconductor element; and non-discrete devices consist of integrated circuits or hybrid circuits, which contain two or more elements, either active or passive, interconnected to make up a selected complete electrical circuit. In the case of an integrated circuit, a number of active and passive elements are incorporated onto a single silicon chip. A hybrid circuit, on the other hand, is made up of a number of individual components that are mounted onto a suitable surface material, interconnected by various means, and suitably encapsulated. Hybrid and integrated circuits can either be analog or digital; presently, the Company manufactures only analog components. The Company's products are either standard devices, such as catalog type items (e.g., transistors and voltage regulators), or application-specific devices, also referred to as custom or semi-custom products. The latter are designed and manufactured to meet a customer's particular requirements. For the fiscal years ended February 28, 2013 and February 29, 2012, approximately 90% of the Company's sales have been of custom products, and the remaining 10% have been of standard or catalog products.

Approximately 90% of the semiconductor components produced by the Company are manufactured pursuant to approved Source Control Drawings (SCD) from the United States government and/or its prime contractors; the remainder are primarily JAN qualified products approved for use by the military. The Company's semiconductor products are used as components of military, commercial, and aerospace electronic equipment, such as ground and airborne radar systems, power distribution systems, missiles, missile control systems, and spacecraft. The Company's products have been used on the space shuttle and on the spacecraft sent to the moon, to Jupiter (on Galileo), and to Mars (on Global Surveyor and Mars Sojourner). For the fiscal years ended February 28, 2013 and February 29, 2012, approximately 90% of the Company's sales have been attributable to contracts with customers whose products are sold to the United States government. The remaining 10% of sales are for non-military, scientific and industrial applications.

Custom products are typically sold to the United States government and defense or aerospace companies such as Raytheon Company, Lockheed Martin, Smith Industries, Harris Corporation, General Electric Aviation, and Northrop Grumman Systems Corporation, while standard products are sold to the same customer base and to the general electronic industry and incorporate such items as power supplies and other electronic control products. The Company has standard and custom products available in all of its major product lines.

The following is a general description of the principal product lines manufactured by the Company.

Power Transistors:

Power transistors are high current and/or high voltage control devices commonly used for active gain applications in electronic circuits. The Company manufactures a large variety of power bipolar transistors for applications requiring currents in the range of 0.1A to 300A or voltages in the range of 30V to 1000V. The Company employs over 60 types of silicon chips to manufacture over 500 types of power bipolar transistors and is currently expanding this line in response to increased market demand resulting from other companies' departure from the military market. The Company also manufactures power diodes under the same military specification. Additionally, it manufactures power N-Channel and P-Channel MOSFET transistors and is continuously expanding that line in accordance with customers' requirements. The Company is qualified to deliver these products under MIL-PRF-19500 in accordance with JAN, JANTX and JANTXV. JAN, JANTX AND JANTXV denotes various quality military screening levels. The Company manufactures both standard and custom power transistors.

The Company has been certified and qualified since 1968 under MIL-PRF-19500 (and its predecessor) standards promulgated by the Defense Supply Center Columbus ("DSCC"). These standards specify the uniformity and quality of bipolar transistors and diodes purchased for United States military programs. The purpose of the program is to standardize the documentation and testing for bipolar semiconductors for use in United States military and aerospace applications. Attainment of certification and/or qualification to MIL-PRF-19500 requirements is important since it is a prerequisite for a manufacturer to be selected to supply bipolar semiconductors for defense-related purposes. MIL-PRF-19500 establishes specific criteria for manufacturing construction techniques and materials used for bipolar semiconductors and assures that these types of devices will be manufactured under conditions that have been demonstrated to be capable of continuously producing highly reliable products. This program requires a manufacturer to demonstrate its products' performance capabilities. A manufacturer receives certification once its Product Quality Assurance Program Plan is reviewed and approved by DSCC. A manufacturer receives qualification once it has demonstrated that it can build and test a sample product in conformity with its certified Product Quality Assurance Program Plan. The Company expects that its continued maintenance of MIL-PRF-19500 qualification will continue to improve its business posture by increasing product marketability. The Company continues to expand its power transistor product offering.

Hybrids:

Hybrids are compact electronic circuits that contain a selection of passive and active components mounted on printed substrates and encapsulated in appropriate packages. The Company manufactures thick film hybrids, which generally contain discrete semiconductor chips, integrated circuits, chip capacitors and thick film or thin film resistors. Most of the hybrids are of the high-power type and are custom manufactured for military and aerospace systems. Some of the Company's hybrids include high power voltage regulators, power amplifiers, power drivers, boosters and controllers. The Company manufactures both standard and custom hybrids.

The Company has been certified (since 1990) and qualified (since 1995) under MIL-PRF-38534 Class H (and its predecessor) standards promulgated by the DSCC. These standards specify the uniformity and quality of hybrid products purchased for United States military programs. The purpose of the program is to standardize the documentation and testing for hybrid microcircuits for use in United States military and aerospace applications. Attainment of certification and/or qualification under MIL-PRF-38534 Class H requirements is important since it is a prerequisite for a manufacturer to be selected to supply hybrids for defense-related purposes. MIL-PRF-38534 Class H establishes definite criteria for manufacturing construction techniques and materials used for hybrid microcircuits and assures that these types of devices will be manufactured under conditions that have been demonstrated to be capable of continuously producing highly reliable products. This program requires a manufacturer to demonstrate its products' performance capabilities. Certification is a prerequisite of qualification. A manufacturer receives certification once its Product Quality Assurance Program Plan is reviewed and approved by DSCC. A manufacturer receives qualification once it has demonstrated that it can build and test a sample product in conformity with its certified Product Quality Assurance Program Plan. The Company expects that its continued maintenance of MIL-PRF-38534 Class H qualification will continue to improve its business posture by increasing product marketability.

Voltage Regulators:

Voltage regulators provide the power required to activate electronic components such as the integrated circuits found in all electronic devices from radar and missile systems to smart phones.

Power MOSFETs:

Power MOSFETs perform the same function as bipolar transistors except that power MOSFETs are current controlled and bipolar transistors are voltage controlled. MOSFETs are popular due to their high input impedance, fast switching speed, and resistance to thermal runaway and secondary breakdown. Power MOSFETs are available in very high voltage and current ratings.

Field Effect Transistors:

Field effect transistors are surface-controlled devices where conduction of electrical current is controlled by the electrical potential applied to a capacitively coupled control element. The Company manufactures about 30 different types of junction and MOS field effect transistor chips. They are used to produce over 350 different field effect transistor types. Most of the Company's field effect transistors conform to standard Joint Electronic Device Engineering Council designated transistors, commonly referred to as standard 2N number types. The Company continues to expand its field effect transistor product offering. The Company manufactures both standard and custom field effect transistors.

Manufacturing

The Company's engineers design its transistors, diodes, field effect transistors and hybrids, as well as other customized products, based upon requirements established by customers, with the cooperation of the Company's product and marketing personnel. The design of standard or catalog products is based on specific industry standards.

Each new design is first produced on a CAD/CAE (Computer Aided Design/Computer Aided Engineering) computer system. The design layout is then reduced to the desired micro size and transferred to silicon wafers in a series of steps that include photolithography, chemical or plasma etching, oxidation, diffusion and metallization. The wafers then go through a fabrication process. When the process is completed, each wafer contains a large number of silicon chips, each chip being a single transistor device or a single diode. The wafers are tested using a computerized test system prior to being separated into individual chips. The chips are then assembled in standard or custom packages, incorporated in hybrids or sold as chips to other companies. The chips are normally mounted inside a chosen package using eutectic, soft solder or epoxy die attach techniques, and then wire bonded to the package pins using gold or aluminum wires. Many of the packages are manufactured by the Company and, in most cases, the Company plates its packages with gold, nickel or other metals utilizing outside vendors to perform the plating operation. In the case of hybrids, design engineers formulate the circuit and layout designs. Ceramic substrates are then printed with thick film gold conductors to form the interconnect pattern and with thick film resistive inks to form the resistors of the designed circuit. Semiconductor chips, resistor chips, capacitor chips and inductors are then mounted on the substrates and sequential wire bonding is used to interconnect the various components to the printed substrate, as well as to connect the circuit to the external package pins. For the years ended February 28, 2013 and February 29, 2012, the Company manufactured approximately 20% of the hybrid packages it used and purchased the balance from suppliers.

In addition to Company-performed testing and inspection procedures, certain of the Company's products are subject to source inspections required by customers (including the United States Government). In such cases, designated inspectors are authorized to perform a detailed on-premise inspection of each individual device prior to encapsulation in a casing or before dispatch of the finished unit to ensure that the quality and performance of the product meets the prescribed specifications.

ISO 9001:2000

In March 2000, Underwriters Laboratories awarded the Company ISO 9001 qualification. The ISO 9001 Program is a series of quality management and assurance standards developed by a technical committee of the European Community Commission working under the International Organization for Standardization. During an annual surveillance audit performed in August 2012, the Company was subsequently qualified as meeting the new ISO 9001:2008 standard.

AS9100

In September 2009, Underwriters Laboratories awarded the Company AS9100 qualification. During an annual surveillance audit performed in August 2012, the Company was re-certified. Companies in the aerospace industry are increasingly selecting suppliers on the basis of AS9100 certification. Achieving certified status means that the Company may obtain new business that may have been out of reach in the past and as obtaining such certification is now a requirement of several customers we expect to maintain ongoing relationships with our existing aerospace customers long into the future.

Marketing and Customers

The Company's products are sold throughout the United States and abroad directly to customers and through a network of manufacturers' representatives and distributors. The Company is represented (i) in the United States by a representative organization that operates out of five different locations with 16 salespeople and two stocking distributor organizations that operate out of 12 locations and a third stocking distributor that operates out of 350 sales offices worldwide employing 2,700 people and (ii) in the international market by a representative organization in Israel with one salesperson. The Company also directly employs several sales, marketing, and application engineering personnel to coordinate operations with the representatives and distributors and to handle key accounts.

During the fiscal year ended February 28, 2013, the Company sold products to approximately 86 customers. Of these 86 customers, 30 had not purchased products from the Company during the previous fiscal year. During the fiscal year ended February 28, 2013, Raytheon Company accounted for approximately 44% of total sales, as compared to the 37% it accounted for during the fiscal year ended February 29, 2012. During the fiscal year ended February 28, 2013, sales to the United States Government accounted for approximately 10% of total sales, as compared to the 15% it accounted for during the fiscal year ended February 29, 2012. Other than Raytheon Company and the United States Government, the Company had no customers that accounted for more than 10% of total sales during the last fiscal year. Fifteen of the Company's customers accounted for approximately 89% of the Company's sales during the fiscal year ended February 28, 2013. It has been the Company's experience that a large percentage of its sales have been attributable to a relatively small number of customers in any particular period. Due to mergers and acquisitions activity in general, and among large defense contractors in particular, the number of large customers will most likely continue to decline in number, but this does not necessarily mean that the Company will experience a decline in sales. As a result, the Company expects customer concentration to continue. The loss of any major customer without offsetting orders from other sources could have a material adverse effect on the business, financial condition and results of operations of the Company.

Historically, during the fiscal year ended February 28, 2013 and since that date, a substantial portion of the Company's products were sold pursuant to contracts, or subcontracts with or to customers whose end products are sold to the United States Government. Accordingly, the Company's sales may be adversely impacted by Congressional appropriations, changes in national defense policies and priorities and the sequestration process that was triggered on March 1, 2013 which imposes automatic, across-the-board cuts to mandatory and discretionary federal spending over the next ten years. All of the Company's contracts with the United States Government or its prime contractors contain provisions permitting termination at any time at the convenience of the United States Government or the prime contractor upon payment to the Company of costs incurred plus a reasonable profit.

Although average sales prices are typically higher for products with military and space applications than for products with non-military, scientific and industrial applications, the Company hopes to minimize this differential by focusing on these quality-sensitive niche markets where price sensitivity is very low. There can be no assurance; however, that the Company will be successful in increasing its sales to these market segments, which increase in sales could be critical to the future success of the Company. To date, the Company has made only limited inroads in penetrating such markets.

In addition, the Company continues its efforts to identify a niche market for high-end industrial custom power modules and custom motor controllers where the Company's capabilities can offer a technological advantage to customers in the motor driver, and power supplies industries. However, there is no guarantee that the Company will be successful in this effort. To date, the Company has made only limited inroads in identifying such a market. The Company continues its effort to offer a solution to customers who seek alternative sources to bi-polar semiconductors that are discontinued by other manufacturers. However, there is no guarantee that the Company will be successful in this effort.

Sales to foreign customers, located mostly in Canada, Western Europe and Israel, accounted for approximately 15% of the Company's net sales for the fiscal year ended February 28, 2013 as compared to 6% for the year ended February 29, 2012. All sales to foreign customers are conducted utilizing exclusively U.S. dollars. See Note 11 of the financial statements for more information regarding export sales to customers.

Backlog

The Company's order backlog, which consists of semiconductor and hybrid related open orders, more than 97% of which is scheduled for delivery within 12 months, was approximately $7,685,000 at February 28, 2013, as compared to $5,990,000 as of February 29, 2012. For the years ended February 28, 2013 and February 29, 2012, the entire backlog consisted of orders for electronic components. The Company currently anticipates that the majority of its open order backlog will be filled by February 28, 2014. In the event that bookings in the long-term decline significantly below the level experienced in the last fiscal year, the Company may be required to implement cost-cutting or other downsizing measures to continue its business operations. Such cost-cutting measures could inhibit future growth prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Bookings and Backlog."

The Company's backlog as of any particular date may not be representative of actual sales for any succeeding period because lead times for the release of purchase orders depend upon the scheduling practices of individual customers. The delivery times of new or non-standard products can be affected by scheduling factors and other manufacturing considerations, variances in the rate of booking new orders from month to month and the possibility of customer changes in delivery schedules or cancellations of orders. Also, delivery times of new or non-standard products are affected by the availability of raw material, scheduling factors, manufacturing considerations and customer delivery requirements.

The rate of booking new orders varies significantly from month to month, mostly as a result of sharp fluctuations in the government budgeting and appropriation process. The Company has historically experienced somewhat decreased levels of bookings during the summer months, primarily as a result of such budgeting and appropriation activities. For these reasons, and because of the possibility of customer changes in delivery schedules or cancellations of orders, the Company's backlog as of any particular date may not be indicative of actual sales for any succeeding period. See "Management's Discussions and Analysis of Financial Conditions – Result of Operations" for a discussion of the increase in bookings for the year ended February 28, 2013 as compared to the previous year.

Patents and Licenses

The Company historically owned approximately 33 patents (all of which have now expired or have been allowed to lapse) relating to the design and manufacture of its products. The terminations of these patents have not had a material adverse effect on the Company. The Company believes that engineering standards, manufacturing techniques and product reliability are more important to the successful manufacture and sale of its products than the expired or lapsed patents it held.

Future Plans

To increase liquidity, the Company plans to (a) continue improving operating efficiencies, (b) reduce overhead expenses, (c) develop alternative lower cost packaging technologies and lower cost packaging suppliers, (d) develop products utilizing its current manufacturing technologies geared toward market segments it is currently not serving on a significant level or at all, and (e) replace aging manufacturing equipment with new equipment.

The Company also plans to continue its efforts in selling commercial semiconductors and power modules and to develop appropriate strategic alliance arrangements. If these plans are successful, the Company intends to aggressively pursue sales of these products which could require the Company to invest in the building up of inventories of finished goods and invest in capital equipment (assembly and test) to replace older generation equipment and to support new product manufacturing. Any financing necessary to fund these initiatives could come from equipment leasing, among other financing alternatives. Despite its intentions, the Company cannot assure you that any of the above described plans will be successful in increasing liquidity, reducing costs or improving sales.

Competition

The electronic component industry, in general, is highly competitive and has been characterized by price erosion, rapid technological changes and foreign competition. However, in the market segments in which the Company operates, while highly competitive and subject to the same price erosion, technological change is slow and minimal. The Company believes that it is well regarded by its customers in the segments of the market in which competition is dependent less on price and more on product reliability, performance and service. Management believes, however, that to the extent the Company's business is targeted at the military and aerospace markets, where there has been virtually no foreign competition, it is subjected to less competition than manufacturers of commercial electronic components. Additionally, the decline in military orders in programs the Company participates in and the shift in the requirement of the Defense Department whereby the use of Commercial Off The Shelf (COTS) components is encouraged over the use of high reliability components that the Company manufactures, prompting the number of competitors to decline, afford the Company the opportunity to increase its market share. In the non-military, non-aerospace markets, the Company is subject to greater price erosion and foreign competition. The Company continues its efforts to identify a niche market for high-end industrial custom power modules and custom motor controllers where the Company's capabilities can offer a technological advantage to customers in the motor driver, and power supplies industries. However, there is no guarantee that the Company will be successful in this effort. The Company continues its effort to offer a solution to customers who seek alternative sources to bi-polar semiconductors that are discontinued by other manufacturers. However, there is no guarantee that the Company will be successful in this effort.

The Company has numerous competitors across all of its product lines. The Company is not in direct competition with any other semiconductor manufacturer for an identical mixture of products; however, one or more of the major manufacturers of semiconductors manufactures some of the Company's products. A few such major competitors (e.g., IXYS Corporation, Motorola Inc. (now On Semiconductors), Fairchild Semiconductor, among others) have elected to withdraw from the military market altogether. However, there is no assurance that the Company's business will increase as a result of such withdrawals. Other competitors in the military market include International Rectifier (the Omnirel Division), Microsemi Corporation (the NES and APT Divisions), M.S. Kennedy Corporation (a wholly owned subsidiary of Anaren, Inc.), Natel Engineering Company and Sensitron Semiconductor. The Company competes principally on the basis of product quality, turn-around time, customer service and price. The Company believes that competition for sales of products that will ultimately be sold to the United States Government has intensified and will continue to intensify as United States defense spending on high reliability components continues to decrease and the Department of Defense pushes for implementation of its 1995 decision to purchase COTS standard products in lieu of products made in accordance with more stringent military specifications. The impact of sequestration cannot be assessed at this time. However, initial indication from key customers is that they will be impacted by spending cuts and therefore it is likely that we will be impacted as well.

The Company believes that its primary competitive advantage is its ability to produce high quality products as a result of its years of experience, its sophisticated technologies and its experienced staff. The Company believes that its ability to produce highly reliable custom hybrids in a short period of time will give it a strategic advantage in attempting to penetrate high-end commercial markets and in selling military products complementary with those currently sold, as doing so would enable the Company to produce products early in design and development cycles.

The Company believes that it will be able to improve its capability to respond quickly to customer needs and deliver products on time.

Employees

At February 28, 2013, the Company had 84 employees, 56 of whom were engaged in production activities, 2 in sales and marketing, 6 in executive and administrative capacities and 20 in technical and support activities. Of the 84 employees, 80 were full time employees and 4 were part time employees.

The Company has never had a work stoppage, and none of its employees are represented by a labor organization. The Company considers its employee relations to be good.

Sources and Availability of Raw Material

The Company purchases its raw materials from multiple suppliers and has a minimum of two suppliers for most of its material requirements. A few of the key suppliers of raw materials and finished packages purchased by the Company, and their approximate percentage of total purchases, are: Egide USA Inc. (16%), Wuxi Streamtek Ltd. (12%), Eastern States Components (9%), CPS Technologies Inc. (8%), and Stellar Industries Inc. (8%). Because of a diminishing number of sources for components and packages in particular, and the sharp increase in the prices of raw silicon semiconductor wafers, precious metals and gold (used in the finish of the packages), the Company has been obliged to pay higher prices, which consequently has increased costs of goods sold. Should a shortage of three-inch silicon wafers occur, we might not be able to switch our manufacturing capabilities to another size wafer in time to meet our customer's needs, leading to lost revenues. Most of the packages the Company uses are gold plated, thus they are subject to the volatility and cost fluctuations of gold.

Effect of Government Regulation

The Company received DSCC approval to supply its products in accordance with MIL-PRF-19500 and Class H of MIL-PRF-38534. These qualifications are required to supply to the United States Government or its prime contractors. The Company expects that its continued maintenance of these qualifications will continue to improve its business posture by increasing product marketability.

Research and Development

During the last two fiscal years, the Company has not spent a significant amount of its own funds on research and development. This may have an adverse effect on future operations. The cost of designing custom products is borne in full by the customer, either as a direct charge or is amortized in the unit price charged to the customer.

Environmental Regulation

While the Company believes that it has the environmental permits necessary to conduct its business and that its operations conform to present environmental regulations, increased public attention has been focused on the environmental impact of semiconductor manufacturing operations. The Company, in the conduct of its manufacturing operations, has handled and does handle materials that are considered hazardous, toxic or volatile under federal, state and local laws and, therefore, is subject to regulations related to their use, storage, discharge and disposal. No assurance can be made that the risk of accidental release of such materials can be completely eliminated. In the event of a violation of environmental laws, the Company could be held liable for damages and the costs of remediation. In addition, the Company, along with the rest of the semiconductor industry, is subject to variable interpretations and governmental priorities concerning environmental laws and regulations. Environmental statutes have been interpreted to provide for joint and several liability and strict liability regardless of actual fault. There can be no assurance that the Company and its subsidiaries will not be required to incur costs to comply with, or that the operations, business or financial condition of the Company will not be materially adversely affected by current or future environmental laws or regulations.

Environmental Liabilities

The Company entered into an Ability to Pay Multi-Site Settlement Agreement with the United States Environmental Protection Agency ("USEPA"), effective February 24, 2006 ("Settlement Agreement"), to resolve the Company's alleged liability to USEPA at the following sites: Solitron Microwave Superfund Site, Port Salerno, Florida ("Port Salerno Site"); Petroleum Products Corporation Superfund Site, Pembroke Park, Florida; Casmalia Resources Superfund Site, Santa Barbara, California ("Casmalia Site"); Solitron Devices Site, Riviera Beach, Florida (the "Riviera Beach Site"); and City Industries Superfund Site, Orlando, Florida (collectively, the "Sites"). The Settlement Agreement required the Company to pay to USEPA the sum of $74,000 by February 24, 2008; the Company paid the entire sum of $74,000 to USEPA on February 27, 2006. In addition, the Company is required to pay to USEPA the sum of $10,000 or 5% of Solitron's net after-tax income over the first $500,000, if any, whichever is greater, for each year from fiscal years 2009–2013. For payment to USEPA to be above $10,000 for any of these five years, the Company's net income must exceed $700,000 for such year, which has happened in fiscal year 2001, fiscal year 2006, and fiscal years 2008 through fiscal year 2011. On February 14, 2013, the Company paid $10,000 to USEPA for fiscal year 2013 in accordance with the Settlement Agreement. The Company has accrued an additional $7,000 for its remaining minimum obligations under the Settlement Agreement, which is reflected in "Accrued expenses and other current liabilities" on the Company's Balance Sheet at February 28, 2013. In consideration of the payments made by the Company under the Settlement Agreement, USEPA agreed not to sue or take any administrative action against the Company with regard to any of the Sites. The Company expects to make its final payment to USEPA in May 2013.

On October 21, 1993, a Consent Final Judgment was entered into between the Company and the Florida Department of Environmental Protection ("FDEP") in the Circuit Court of the Nineteenth Judicial Circuit of Florida in and for Martin County, Florida, in Case No. 91-1232 CA (the "Consent Judgment"), which Consent Final Judgment was amended on September 27, 1995 (the "Amended Consent Judgment"). The Consent Judgment and Amended Consent Judgment are hereafter collectively referred to as the "Consent Final Judgment." The Consent Final Judgment required the Company to remediate the

Port Salerno Site and Riviera Beach Site, make monthly payments to escrow accounts for each Site until the sale of the Sites to fund the remediation work, take all reasonable steps to sell the two Sites and, upon the sale of the Sites, apply the net proceeds from the sales to fund the remediation work. Both Sites have been sold (the Riviera Beach Site was sold on October 12, 1999 and the Port Salerno Site was sold on March 17, 2003) pursuant to purchase agreements approved by USEPA and FDEP, and the net proceeds of sale were distributed to USEPA and/or FDEP or other parties, as directed by USEPA and FDEP.

On March 27, 2013, the Company entered into a Settlement Agreement (the "Agreement") with FDEP, which resolved all of the Company's remaining obligations under the Consent Final Judgment. Pursuant to the terms and conditions of the Agreement, the Company paid to FDEP a total sum of $165,000 ("Settlement Amount"), which included, in part, the remaining funds in the Port Salerno Escrow Account, in full settlement of the Company's obligations under the Consent Final Judgment. Upon payment of the Settlement Amount, which was effected on March 29, 2013, FDEP released the Company from any remaining obligations under the Consent Final Judgment, as well as any remaining obligations of the Company to FDEP under the Company's Fourth Amended Joint Plan of Reorganization (the "Confirmed Plan"), confirmed by order of the United States Bankruptcy Court for the Southern District of Florida ("Bankruptcy Court") on August 20, 1993, in connection with the Company's bankruptcy proceeding filed in 1992. The Company has no further obligations to FDEP under the Confirmed Plan or the Consent Final Judgment.

On August 7, 2002, the Company received a Request for Information from the State of New York Department of Environmental Conservation ("NYDEC"), seeking information on whether the Company had disposed of certain wastes at the Clarkstown Landfill Site located in the Town of Clarkstown, Rockland County, New York (The Clarkstown Landfill Site"). By letter dated August 29, 2002, the Company responded to the Request for Information and advised NYDEC that the Company's former Tappan, New York facility had closed in the mid-1980's, prior to the initiation of the Company's bankruptcy proceedings described above. The Company contends that, to the extent that NYDEC has a claim against the Company as a result of the Company's alleged disposal of wastes at the Clarkstown Landfill Site prior to the closing of the Company's former Tappan facility in the mid-1980's, the claim was discharged in bankruptcy as a result of the Bankruptcy Court's August 20, 1993 order. At NYDEC's request, the Company entered into a revised Tolling Agreement with NYDEC on December 28, 2009, which provided for the tolling of applicable statutes of limitation for any claim that NYDEC may have against the Company associated with the Clarkstown Landfill Site through the earlier of December 3, 2010, or the date the State institutes a suit against the Company. The Clarkstown Landfill Joint Defense Group ("Clarkstown JDG"), a group of potentially responsible parties formed to respond to claims by NYDEC for recovery of closure and clean-up response costs at the Clarkstown Landfill Site, entered into a Consent Decree with NYDEC to settle the claims of NYDEC against all potentially responsible parties at the Clarkstown Landfill site that participate in the Clarkstown JDG. In connection with those negotiations, the Clarkstown JDG, by letter dated March 17, 2010, offered to pursue a settlement of NYDEC's claim against the Company in return for the Company's agreement to pay the sum of $125,000, representing the Company's alleged share of the overall settlement with NYDEC. The Company rejected the settlement offer on March 29, 2010, based on its continuing contention that any claim of NYDEC against the Company was discharged in bankruptcy as a result of the Bankruptcy Court's August 20, 1993 order. The Clarkstown JDG/NYDEC Consent Decree, settling NYDEC's claims against individual members of the JDG, was entered by the Court on March 21, 2011. To date, neither NYDEC nor the JDG have pursued any claim against the Company with respect to the Clarkstown Landfill Site.

Bankruptcy Proceedings

On January 24, 1992 (the "Petition Date"), the Company and its wholly-owned subsidiary, Solitron Specialty Products, Inc. (f/k/a Solitron Microwave, Inc.), a Delaware corporation, filed voluntary petitions seeking reorganization under Chapter 11 ("Chapter 11") of the United States Bankruptcy Code, as amended (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Southern District of Florida (the "Bankruptcy Court"). On August 20, 1993, the Bankruptcy Court entered an Order (the "Order of Confirmation") confirming the Company's Fourth Amended Plan of Reorganization, as modified by the Company's First Modification of Fourth Amended Plan of Reorganization (the "Plan of Reorganization" or "Plan"). The Plan became effective on August 30, 1993 (the "Effective Date"). On July 12, 1996, the Bankruptcy Court officially closed the case.

Pursuant to the Plan of Reorganization, beginning in approximately May 1995, the Company was required to begin making quarterly payments to holders of unsecured claims until they received 35% of their claims. However, due to negotiations between the parties, the unsecured creditors agreed to a deferment of this payment and the Company agreed to make payments until its obligations are fulfilled (for more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations"). At the time, it was estimated that there was an aggregate of approximately $7,100,000 in unsecured claims and, accordingly, that the Company was required to pay approximately $2,292,000 to holders of allowed unsecured claims in quarterly installments of approximately $62,000. On February 28, 2013, the remaining balance of these claims was approximately $278,000.

After the settlements with FDEP and the City of Riviera Beach the remaining balance of these claims was approximately $112,000 as of April 9, 2013. See Note 16-Subsequent Events of the financial statements for information regarding the settlements with FDEP and the City of Riviera Beach.

Item 1A. Risk Factors

The following important business risks and factors, and those business risks and factors described elsewhere in this report or our other Securities and Exchange Commission filings, could cause our actual results to differ materially from those stated in our forward-looking statements, and which could affect the value of an investment in the Company. All references to "we", "us", "our" and the like refer to the Company.

Our complex manufacturing processes may lower yields and reduce our revenues.

Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Minute impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

In addition, as is common in the semiconductor industry, we have from time to time experienced difficulty in effecting transitions to new manufacturing processes. As a consequence, we may suffer delays in product deliveries or reduced yields. We may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capability if revenues do not increase proportionately.

Our ability to repair and maintain the aging manufacturing equipment we own may adversely affect our ability to deliver products to our customers' requirements. We may be forced to expend significant funds in order to acquire replacement capital equipment that may not be readily available, thus resulting in manufacturing delays.

Our business could be materially and adversely affected if we are unable to obtain qualified supplies of raw materials, parts and finished components on a timely basis and at a cost-effective price.

The Company relies on its relationships with certain key suppliers for its supply of raw materials, parts and finished components that are qualified for use in the end-products the Company manufactures. While the Company currently has favorable working relationships with its suppliers, it cannot be sure that these relationships will continue in the future. Additionally, the Company cannot guarantee the availability or pricing of raw materials. The price of qualified raw materials can be highly volatile due to several factors, including a general shortage of raw materials, an unexpected increase in the demand for raw materials, disruptions in the suppliers' business and competitive pressure among suppliers of raw materials to increase the price of raw materials. In particular, the Company has experienced from time to time increases in the prices of raw silicon semiconductor wafers, copper, and precious metals (gold and silver). Suppliers may also choose, from time to time, to extend lead times or limit supplies due to a shortage in supplies. Additionally, some of the Company's key suppliers of raw materials may have the capability of manufacturing the end products themselves and may therefore cease to supply the Company with its raw materials and compete directly with the Company for the manufacture of the end-products. Any interruption in availability of these qualified raw materials may impair the Company's ability to manufacture its products on a timely and cost-effective basis. If the Company must identify alternative sources for its qualified raw materials, it would be adversely affected due to the time and process required in order for such alternative raw materials to be qualified for use in the applicable end-products. Any significant price increase in the Company's raw materials that cannot be passed on to customers or a shortage in the supply of raw materials could have a material adverse effect on the Company's business, financial condition or results of operations.

We are dependent on government contracts, which are subject to termination, price renegotiations and regulatory compliance, which can increase the cost of doing business and negatively impact our revenues.

All of our contracts with the United States Government and its prime contractors contain customary provisions permitting termination at any time at the convenience of the United States Government or its prime contractors upon payment to us for costs incurred plus a reasonable profit. Certain contracts are also subject to price renegotiations in accordance with United States Government sole source procurement provisions. Nevertheless, we cannot assure you that the foregoing government contracting risks will not materially and adversely affect our business, prospects, financial condition or results of operations. Furthermore, we cannot assure you that we would be able to procure new government contracts to offset any revenue losses incurred due to early termination or price renegotiation of existing government contracts.

Our government business is also subject to specific procurement regulations, which increase our performance and compliance costs. These costs might increase in the future, reducing our margins. Failure to comply with procurement regulations could lead to suspension or debarment, for cause, from government subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, government security regulations, employment practices, protection of the environment, and accuracy of records. The termination of a government contract or relationship as a result of any of these violations would have a negative impact on our reputation and operations, and could negatively impact our ability to obtain future government contracts.

Changes in government policy or economic conditions could negatively impact our results.

A large portion of the Company's sales are to military and aerospace markets which are subject to the business risk of changes in governmental appropriations and changes in national defense policies and priorities. On March 1, 2013, as a result of the federal government being unable to reach an agreement on budget reduction measures required by the Budget Control Act of 2011, an automatic sequestration process was triggered which imposes automatic, across-the-board cuts to mandatory and discretionary federal spending in the amount of $1.2 trillion over the next ten years. The automatic sequestration process could result in a decline in, or a reduction of, current and future budgets that could adversely affect our financial results.

Our results may also be affected by changes in trade, monetary and fiscal policies, laws and regulations, or other activities of U.S. and non-U.S. governments, agencies and similar organizations. Furthermore, our business, prospects, financial condition and results of operations may be adversely affected by the shift in the requirement of the United States Department of Defense policy toward the use of standard industrial components over the use of high reliability components that we manufacture. Our results may also be affected by social and economic conditions, which impact our sales, including in markets subject to ongoing political hostilities, such as regions of the Middle East.

Our inventories may become obsolete and other assets may be subject to risks.

The life cycles of some of our products depend heavily upon the life cycles of the end products into which our products are designed. Products with short life cycles require us to manage closely our production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. We may in the future be adversely affected by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for our products or the estimated life cycles of the end products into which our products are designed. The asset values determined under Generally Accepted Accounting Principles for inventory and other assets each involve the making of material estimates by us, many of which could be based on mistaken assumptions or judgments.

Environmental regulations could require us to incur significant costs.

In the conduct of our manufacturing operations, we have handled and do handle materials that are considered hazardous, toxic or volatile under federal, state and local laws and, therefore, are subject to regulations related to their use, storage, discharge and disposal. No assurance can be made that the risk of accidental release of such materials can be completely eliminated. In the event of a violation of environmental laws, we could be held liable for damages and the cost of remediation and, along with the rest of the semiconductor industry, we are subject to variable interpretations and governmental priorities concerning environmental laws and regulations. Environmental statutes have been interpreted to provide for joint and several liability and strict liability regardless of actual fault. There can be no assurance that we will not be required to incur costs to comply with, or that our operations, business or financial condition will not be materially affected by, current or future environmental laws or regulations.

Our business is highly competitive, and increased competition could reduce gross profit margins and the value of an investment in our Company.

The semiconductor industry, and the semiconductor product markets specifically, are highly competitive. Competition is based on price, product performance, quality, turn-around time, reliability and customer service. The gross profit margins realizable in our markets can differ across regions, depending on the economic strength of end-product markets in those regions. Even in strong markets, price pressures may emerge as competitors attempt to gain more market share by lowering prices. Competition in the various markets in which we participate comes from companies of various sizes, many of which are larger and have greater financial and other resources than we have and thus can better withstand adverse economic or market conditions. In addition, companies not currently in direct competition with us may introduce competing products in the future.

Downturns in the business cycle could reduce the revenues and profitability of our business.

The semiconductor industry is highly cyclical. Semiconductor industry-wide sales declined significantly in 2001, 2002, 2004, 2008, and the beginning of 2009. Our markets may experience other, possibly more severe and prolonged, downturns in the future. We may also experience significant changes in our operating profit margins as a result of variations in sales, changes in product mix, price competition for orders and costs associated with the introduction of new products.

Our operating results may decrease due to the decline of profitability in the semiconductor industry.

Intense competition and a general slowdown in the demand for military-rated semiconductors worldwide have resulted in decreases in the profitability of many of our products. We expect that profitability for our products will continue to decline in the future. A decline in profitability for our products, if not offset by reductions in the costs of manufacturing these products, would decrease our profits and could have a material adverse effect on our business, financial condition and results of operations.

Uncertainty of current economic conditions, domestically and globally, could continue to affect demand for our products and negatively impact our business.

Current conditions in the domestic and global economies are extremely uncertain. As a result, it is difficult to estimate the level of growth for the economy as a whole. It is even more difficult to estimate growth in various parts of the economy, including the markets in which we participate. Because all components of our budgeting and forecasting are dependent upon estimates of growth in the markets we serve and demand for our products, the prevailing economic uncertainties render estimates of future income and expenditures even more difficult than usual to make. The future direction of the overall domestic and global economies will have a significant impact on our overall performance.

Cost reduction efforts may be unsuccessful or insufficient to improve our profitability and may adversely impact productivity.

During the last three fiscal years, we continued certain cost-cutting measures originally started several years ago, and we have a plan to implement further cost-saving measures if necessary. The impact of these cost-reduction efforts on our profitability may be influenced by:

- our ability to successfully complete these ongoing efforts;
- the possibility that these efforts may not generate the level of cost savings we expect or enable us to effectively compete and increase profitability; and
- the risk that we may not be able to retain key employees.

Since these cost-reduction efforts involve all aspects of our business, they could adversely impact productivity to an extent we did not anticipate and may inhibit future growth prospects.

We may not achieve the intended effects of our new business strategy, which could adversely impact our business, financial condition and results of operations.

In recognition of the changes in global geopolitical affairs and in United States military spending, we are attempting to increase sales of our products for non-military, scientific and industrial niche markets, such as medical electronics, machine tool controls, satellites, telecommunications networks and other market segments in which purchasing decisions are generally based primarily on product quality, long-term reliability and performance, rather than on product price. We are also attempting to offer additional products to the military markets that are complementary to those we currently sell to the military markets. We cannot assure you that these efforts will be successful and, if they are, that they will have the intended effects of increasing profitability. Furthermore, as we attempt to shift our focus to the sale of products having non-military, non-aerospace applications, we will be subject to greater price erosion and foreign competition.

Our inability to introduce new products could result in decreased revenues and loss of market share to competitors; new technologies could also reduce the demand for our products.

Rapidly changing technology and industry standards, along with frequent new product introductions, characterize the semiconductor industry. Our success in these markets depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. There can be no assurance that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner or those products or technologies developed by others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technology in our product markets could have a material adverse effect on us. In light of the fact that many of our competitors have substantially greater revenues than us and that we have not spent any significant funds on research and development in recent years, we may not be able to accomplish the foregoing, which might have a material adverse effect on the Company, our business, prospects, financial condition or results of operations.

Loss of, or reduction of business from, substantial clients could hurt our business by reducing our revenues, profitability and cash flow.

During the fiscal year ended February 28, 2013, fifteen customers accounted for approximately 89% of our revenues. The loss or financial failure of any significant customer or distributor, any reduction in orders by any of our significant customers or distributors, or the cancellation of a significant order could materially and adversely affect our business. Furthermore, due to continued industry consolidation, the loss of any one customer or significant order may have a greater impact than we anticipate. We cannot guarantee that we will be able to retain long-term relationships or secure renewals of short-term relationships with our more substantial customers in the future.

A shortage of three-inch silicon wafers could result in lost revenues due to an inability to build our products.

Some of our products contain components manufactured in-house from three-inch silicon wafers. The worldwide supply of three-inch silicon wafers is dwindling. We currently have enough wafers in inventory and on order to meet our manufacturing needs for three years. Should a shortage of three-inch silicon wafers occur, or if we are not able to obtain three-inch silicon wafers at an economically suitable cost, we may not be able to switch our manufacturing capabilities to another size wafer in time to meet our customer's needs, leading to lost revenues.

The nature of our products exposes us to potentially significant product liability risk.

Our business exposes us to potential product liability risks that are inherent in the manufacturing and marketing of high-reliability electronic components for critical applications. No assurance can be made that our product liability insurance coverage is adequate or that present coverage will continue to be available at acceptable costs, or that a product liability claim would not materially and adversely affect our business, prospects, financial conditions or results of operations.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.

Due to the specialized nature of our business, our future performance is highly dependent on the continued services of our key engineering personnel and executive officers. Our prospects depend on our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations as well as conduct appropriate succession planning for our executive officers. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, prospects, results of operations and financial condition.

Provisions in our charter documents and rights agreement could make it more difficult to acquire our Company and may reduce the market price of our stock.

Our Certificate of Incorporation and Bylaws contain certain provisions, and we have a stockholder rights plan in place, each of which could delay or prevent a change in control of our company or the removal of management, and which could also deter potential acquirers from making an offer to our stockholders and limit any opportunity to realize premiums over prevailing market prices of our common stock.

Natural disasters, like hurricanes, or occurrences of other natural disasters whether in the United States or internationally may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

Natural disasters, like those related to hurricanes, or threats or occurrences of other similar events, whether in the United States or internationally, may affect the markets in which we operate and our profitability. Hurricanes have affected us in the past, and may continue to affect us in the future, resulting in damage to our manufacturing facility in South Florida and our manufacturing equipment, office closures and impairing our ability to produce and deliver our products. Such events could also affect our domestic and international sales, disrupt our supply chains, primarily for raw materials and process chemicals and gases, affect the physical facilities of our suppliers or customers, and make transportation of our supplies and products more difficult or cost prohibitive. Due to the broad and uncertain effects that natural events have had on financial and economic markets and stock exchanges and market quotation systems generally, we cannot provide any estimate of how these activities might affect our future results.

Failure to protect our proprietary technologies or maintain the right to use certain technologies may negatively affect our ability to compete.

We rely heavily on our proprietary technologies. Our future success and competitive position may depend in part upon our ability to obtain or maintain protection of certain proprietary technologies used in our principal products. We do not have patent protection on many aspects of our technology. Our reliance upon protection of some of our technology as "trade secrets" will not necessarily protect us from the use by other persons of our technology, or their use of technology that is similar or superior to that which is embodied in our trade secrets. Others may be able to independently duplicate or exceed our technology in whole or in part. We may not be successful in maintaining the confidentiality of our technology, dissemination of which could have material adverse effects on our business. In addition, litigation may be necessary to determine the scope and validity of our proprietary rights.

Obtaining or protecting our proprietary rights may require us to defend claims of intellectual property infringement by our competitors. We could become subject to lawsuits in which it is alleged that we have infringed or are infringing upon the intellectual property rights of others with or without our prior awareness of the existence of those third-party rights, if any.

If any infringements, real or imagined, happen to exist, arise or are claimed in the future, we may be exposed to substantial liability for damages and may need to obtain licenses from the patent owners, discontinue or change our processes or products or expend significant resources to develop or acquire non-infringing technologies. We may not be successful in such efforts or such licenses may not be available under reasonable terms. Our failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have material adverse effects on our operating results, financial condition and cash flows.

We cannot promise that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment.

The semiconductor industry is capital intensive. Semiconductor manufacturing requires a regular upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain certain of our own manufacturing, assembly and test facilities, which have required and will continue to require significant investments in manufacturing technology and equipment, especially for new technologies we develop. We are also attempting to add the appropriate level and mix of capacity to meet our customers' future demand. There can be no assurance that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment. Although we believe that anticipated cash flows from operations and existing cash reserves will be sufficient to satisfy our future capital expenditure requirements, we cannot promise that this will be the case or that alternative sources of capital or credit will be available to us on favorable terms or at all.

We may make substantial investments in plant and equipment that may become impaired.

In order to conduct our business, we make substantial investments in plant and equipment, with substantial amounts of equipment on loan to our third party contract manufacturers. Some of our investments in plant and equipment support particular technologies, processes or products, and may not be applicable to other or newer technologies, processes or products. Also, the ability to relocate and qualify equipment for our operations, whether within our Company or to and from third party contractors could be time consuming and costly. To the extent we invest in more equipment or a mix of equipment than we can use efficiently, experience low plant or equipment utilization due to reduced demand or adverse market conditions, our plant or equipment becomes older or outmoded, or we are not able to efficiently recover and/or utilize equipment on loan at third party contractors, we may incur significant costs or impairment charges that could materially adversely affect our results of operation and financial condition.

While we attempt to monitor the credit worthiness of our customers, we may be at risk due to the adverse financial condition of one or more customers.

We have established procedures for the review and monitoring of the credit worthiness of our customers and/or significant amounts owing from customers. Despite our monitoring and procedures, especially in the current macroeconomic situation, we may find that, despite our efforts, one or more of our customers become insolvent or face bankruptcy proceedings. Such events could have an adverse effect on our operating results if our receivables applicable to that customer become uncollectible in whole or in part, or if our customers' financial situation result in reductions in whole or in part of our ability to continue to sell our products or services to such customers at the same levels or at all.

Our international operations expose us to material risks, including risks under U.S. export laws.

We expect revenues from foreign markets to continue to represent a significant portion of total revenues. Among others, these risks include: changes in, or impositions of, legislative or regulatory requirements, including tax laws in the United States and in the countries in which we manufacture or sell our products; trade restrictions; transportation delays; work stoppages; economic and political instability; crime; kidnapping; war; terrorism; and foreign currency fluctuations. Additionally, in certain jurisdictions where we use third party contractors, the legal systems do not provide effective remedies to us when the contractor has breached its obligation or otherwise fails to perform.

In addition, it is more difficult in some foreign countries to protect our products or intellectual property rights to the same extent as is possible in the United States. Therefore, the risk of piracy or misuse of our technology and product may be greater in these foreign countries. Although we have not experienced any material adverse effect on our operating results as a result of these and other factors, such factors could have a material adverse effect on our financial condition and operating results in the future.

Security breaches and other disruptions could compromise the integrity of our information and expose us to liability, which would cause our business and reputation to suffer.

We routinely collect and store sensitive data, including intellectual property and other proprietary information about our business and that of our customers, suppliers and business partners. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and liability under laws that protect the privacy of personal information. It could also result in regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The price of our common stock has fluctuated widely in the past and may fluctuate widely in the future.

Our common stock, which is traded on the over-the-counter bulletin board, has experienced and may continue to experience significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in financial results, financial performance and other activities of other publicly traded companies in the semiconductor industry could cause the price of our common stock to fluctuate substantially. In addition, in recent periods, our common stock, the stock market in general and the market for shares of semiconductor industry-related stocks in particular have experienced extreme price fluctuations which have often been unrelated to the operating performance of the affected companies. Any similar fluctuations in the future could adversely affect the market price of our common stock.

Compliance with new regulations regarding the use of "conflict minerals" could limit the supply and increase the cost of certain metals used in manufacturing our products.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires the SEC to promulgate new disclosure requirements for manufacturers of products containing certain minerals which are mined from the Democratic Republic of Congo and adjoining countries. These "conflict minerals" are commonly found in metals used in the manufacture of semiconductors. Manufacturers are also required to disclose their efforts to prevent the sourcing of such minerals and metals produced from them. The new disclosure rules will take effect after the first full fiscal year following the promulgation of the SEC's final rules. The implementation of these new regulations may limit the sourcing and availability of some of the metals used in the manufacture of our products. The regulations may also reduce the number of suppliers who provide conflict-free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. Finally, some of our customers may elect to disqualify us as a supplier if we are unable to verify that the metals used in our products are free of conflict minerals.

Item 1B Unresolved Staff Comments.

None

Item 2. Properties.

The Company's manufacturing operations and its corporate headquarters are located in one leased facility in West Palm Beach, Florida. The Company leases approximately 47,000 sq. ft. for its facility. The lease is for a term of five years ending on December 31, 2016 and includes an option to renew the lease for an additional five years under current terms. The Company believes that its facility in West Palm Beach, Florida is suitable and adequate to meet its requirements currently and for the foreseeable future.

Item 3. Legal Proceedings.

We may from time to time become a party to various legal proceedings arising in the ordinary course of business. As of February 28, 2013, we had no known material current, pending, or threatened litigation, except as set forth below.

As previously disclosed in the Form 10-Q for the quarter ended on August 31, 2012 and filed by the Company on October 15, 2012, the Board of Directors of the Company approved a resolution to hold annual meetings of the Company's stockholders approximately six weeks following the filing of the Company's Annual Report on Form 10-K each year. Subsequent to this determination by the Board and the disclosure of this determination, on January 13, 2013, a stockholder of the Company filed a lawsuit with the Court of Chancery of the State of Delaware (the "Delaware Chancery Court") to compel the holding of an annual meeting of stockholders under Section 211 of the General Corporation Law of the State of Delaware at an earlier date than contemplated by the Company. A hearing was held in this matter on March 15, 2013, and during the hearing, the Delaware Chancery Court ruled that it would order the Company to hold an annual meeting of stockholders on June 18, 2013, which was the date the Company had informed both the stockholder and the Delaware Chancery Court was an appropriate date to hold an annual meeting of stockholders. Subsequent to the hearing, on March 20, 2013, the Board of Directors of the Company approved June 18, 2013 as the date when the 2013 annual meeting of stockholders (the "Annual Meeting") will be held and established May 6, 2013 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting. On March 21, 2013, the Delaware Chancery Court filed its final order and judgment with respect to its determination that the Company hold the Annual Meeting on June 18, 2013. The Annual Meeting will be held on Tuesday, June 18, 2013, at 9:00 a.m., Eastern Daylight Savings Time, at the offices of Akerman Senterfitt, One Southeast Third Avenue, Suite 2500, Miami, FL 33131.

Item 4. Mine Safety Disclosures.

Not Applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Since March 1995, the Company's Common Stock has been traded on the Over The Counter Bulletin Board ("OTCBB") under the symbol "SODI". The Company's Common Stock was traded on the New York Stock Exchange until October 13, 1993, at which time it began trading on the Nasdaq Small Cap Market where it was traded until March 1995.

The following table sets forth for the periods indicated, high and low bid information of the Common Stock as reported by the OTCBB. The prices set forth below reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

	FISCAL YEAR ENDED FEBRUARY 28, 2013		FISCAL YEAR ENDED FEBRUARY 29, 2012	
	HIGH	LOW	HIGH	LOW
First Quarter	$3.14	$2.80	$3.49	$2.93
Second Quarter	$3.15	$2.79	$3.59	$2.95
Third Quarter	$3.68	$2.86	$3.49	$3.00
Fourth Quarter	$3.79	$3.30	$3.24	$2.78

As of May 8, 2013, there were approximately 1,216 holders of record of the Company's Common Stock. On May 8, 2013, the last sale price of the Common Stock as reported on the OTCBB was $4.05 per share.

Certificates representing 27,998 "old shares" of Common Stock, which were subject to an approximate 10 to 1 reverse split (which was authorized by the Bankruptcy Court on September 1993), have not been exchanged by the stockholders as of April 30, 2013. Subsequent to such stock split, these certificates now represent 2,735 shares of Common Stock, which are included in the 2,177,832 shares outstanding as of May 8, 2013. These "old shares" have been included in the number of shares outstanding as set forth in the Company's filings with the commission since the date of such stock split through this annual report.

The Company has not paid any dividends since emerging from bankruptcy in 1993. Pursuant to the Company's ability to pay its settlement proposal with the USEPA, the Company agreed not to pay dividends on any shares of capital stock until the settlement amount for environmental liabilities is agreed upon and paid in full. The last payment to the USEPA is due shortly after the filing of this Form 10-K.

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion in conjunction with the "Financial Statements and Supplementary Data" section of this Annual Report on Form 10-K. You also should review and consider the risks relating to the Company's business, operations, financial performance, and cash flows presented earlier under "Risk Factors."

Introduction

The Company designs, develops, manufactures and markets solid-state semiconductor components and related devices primarily for the military and aerospace markets. The Company manufactures a large variety of bipolar and MOS power transistors, power and control hybrids, junction and power MOFSET's, field effect transistors and other related products. Most of the Company's products are custom made pursuant to contracts with customers whose end products are sold to the United States government. Other products, such as JAN transistors, diodes and SMD voltage regulators, are sold as standard or catalog items.

The following table is included solely for use in comparative analysis of income before extraordinary items to complement Management's Discussion and Analysis of Financial Condition and Results of Operations:

	(Dollars in Thousands) Years Ended February	
	28, 2013	**29, 2012**
Net Sales	$8,424	$8,299
Cost of sales	6,585	6,460
Gross profit	1,839	1,839
Selling, general and administrative expenses	1,284	1,095
Operating income	555	744
Environmental Expenses	(7)	(2)
Interest income	33	13
Other income, net	254	8
Provision for Income taxes	(11)	(17)
Net Income	$ 824	$ 746

Trends and Uncertainties:

During the fiscal year ended February 28, 2013, the Company's book-to-bill ratio was approximately 1.20 as compared to approximately .94 for the fiscal year ended February 29, 2012 reflecting an increase in the volume of orders booked. The Company does not believe that, in most years, the year-to-year change in the book-to-bill ratio indicates a specific trend in the demand for the Company's products. Generally, the intake of orders over the last twenty four months has varied greatly as a result of the fluctuations in the general economy, variations in defense spending on programs the Company supports, and the timing of contract awards by the Department of Defense and subsequently by its prime contractors, which is expected to continue over the next twelve to twenty four months. The Company continues to identify means intended to reduce its variable manufacturing costs to offset the potential impact of low volume of orders to be shipped. However, should order intake fall drastically below the level experienced in the last 24 to 36 months, the Company might be required to implement further cost cutting or other downsizing measures to continue its business operations.

Significant Accounting Principles:

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market accounts.

Earnings Per Common Share

Earnings per common share is presented in accordance with ASC 260-10 "Earnings per Share." Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period.

Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options to the extent they are not anti-dilutive using the treasury stock method.

Shipping and Handling

Shipping and handling costs billed to customers by the Company are recorded in net sales. Shipping costs incurred by the Company are recorded in cost of sales.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the "first-in, first-out" (FIFO) method. The Company buys raw material only to fill customer orders. Excess raw material is created only when a vendor imposes a minimum quantity buy in excess of actual requirements. Such excess material will usually be utilized to meet the requirements of the customer's subsequent orders. If excess material is not utilized after two fiscal years it is fully reserved. Any inventory item once designated as reserved is carried at zero value in all subsequent valuation activities.

The Company's inventory valuation policy is as follows:

Raw material/Work in process:	All material purchased, processed and/or used in the last two fiscal years is valued at the lower of its acquisition cost or market. All material not purchased/used in the last two fiscal years is fully reserved for.
Finished goods:	All finished goods with firm orders for later delivery are valued (material and overhead) at the lower of cost or market. All finished goods with no orders are fully reserved.
Direct labor costs:	Direct labor costs are allocated to finished goods and work in process inventory based on engineering estimates of the amount of man-hours required from the different direct labor departments to bring each device to its particular level of completion.

Results of Operations

2013 vs. 2012

Net sales for the fiscal year ended February 28, 2013 increased by approximately 2% to $8,424,000 versus $8,299,000 during the fiscal year ended February 29, 2012, as a result of an increase in the demand for the Company's products due to changes in defense spending on military programs the Company supports, as well as increased delivery requirements by its customers.

Net bookings were more than net sales by approximately 20%; thus, the backlog increased from $5,990,000 as of February 29, 2012 to $7,685,000 as of February 28, 2013. The Company has experienced an increase in the level of bookings of approximately 30% for the year ended February 28, 2013 as compared to the previous year primarily due to changes in military spending and the timing of placements of orders for programs the Company supports.

During the year ended February 28, 2013, the Company shipped 157,313 units as compared with 167,371 units shipped during the year ended February 29, 2012. It should be noted that since the Company manufactures a wide variety of products with an average sales price ranging from less than one dollar to several hundred dollars, such periodic variations in the Company's volume of units shipped might not be a reliable indicator of the Company's performance.

Cost of sales for the fiscal year ended February 28, 2013 increased to $6,585,000 from $6,460,000 for the fiscal year ended February 29, 2012 due to increases in sales, utilities, depreciation expense and manufacturing supplies and expenses. Expressed as a percentage of sales, cost of sales remained at approximately 78% for the fiscal years ended February 28, 2013 and February 29, 2012.

During the years ended February 28, 2013 and February 29, 2012, the Company's gross profit was $1,839,000 (22% margin).

During the year ended February 28, 2013, selling, general and administrative based expenses, as a percentage of sales, increased to approximately 15%, as compared to 13% for the year ended February 29, 2012. In terms of dollars, selling, general and administrative expenses increased approximately 17% to $1,284,000 for the fiscal year ended

February 28, 2013 from $1,095,000 for the fiscal year ended February 29, 2012. This increase is primarily the result of increases in accounting fees, recruiting expenses and significant increases in legal fees due to a shareholder lawsuit described in Note 16 to the financial statements.

Operating income for the fiscal year ended February 28, 2013 was $555,000 as compared to an operating income of $744,000 for the fiscal year ended February 29, 2012. This decrease was attributable to the higher selling, general and administrative expenses discussed above.

Interest income for the fiscal year ended February 28, 2013 increased to $33,000 from $13,000 during the fiscal year ended February 29, 2012. This increase was attributable to higher earned interest rates on certificates of deposit.

Environmental expenses for the fiscal year ended February 28, 2013 increased to $7,000 from $2,000 for the fiscal year ended February 29, 2012. This increase was due to a higher amount due to USEPA under the Company's Ability to Pay Multi-Site Settlement Agreement with USEPA dated February 4, 2006 as described earlier under "Business – Environmental Liabilities."

Other income for the fiscal year ended February 28, 2013 increased to $254,000 from $8,000 for the fiscal year ended February 29, 2012. Other income for the year ended February 28, 2013 consisted of $221,000 of income from the settlement of outstanding debt, plus $33,000 of income from receivables adjustments.

Net income for the fiscal year ended February 28, 2013 was $824,000 as compared to net income of $746,000 for the fiscal year ended February 29, 2012. This increase was primarily attributable to an increase in other income as discussed above.

Liquidity and Capital Resources

Operating Activities

Net cash used in operating activities was $660,000 for the year ended February 28, 2013, principally reflecting net income of $824,000, an increase of $1,051,000 in inventory levels to meet customer demand, and a decrease to accounts payable—pre-petition of $724,000 as a result of settlements of debts.

Net cash provided by operating activities was $876,000 for the year ended February 29, 2012, principally reflecting net income of $746,000 and a reduction of $167,000 to accounts receivable as a result of cash collections.

Investing Activities

Net cash provided by investing activities was $1,240,000 for the year ended February 28, 2013 principally reflecting the net conversion into cash of $1,454,000 of investments in treasury bills and certificates of deposit offset by purchases of $214,000 of manufacturing equipment.

Net cash used in investing activities for the year ended February 29, 2012 was $431,000 principally reflecting the net purchase of $280,000 of investments in treasury bills and certificates of deposit and purchases of $151,000 worth of manufacturing equipment.

Financing Activities

Net cash used in financing activities was $268,000 for the year ended February 28, 2013 principally reflecting a $275,000 repurchase of the Company's common stock net of $7,000 of proceeds from stock option exercises by the Company's directors and employees.

Net cash provided by financing activities was $1,000 for the year ended February 29, 2012, principally reflecting $1,000 from stock option exercises by the Company's employees.

Subject to the following discussion, the Company expects its sole source of liquidity over the next twelve months to be cash on hand and cash from operations. The Company anticipates that its capital expenditures required to sustain operations will be in excess of $500,000 for the next fiscal year and will be funded from cash on hand and cash from operations.

Based upon (i) management's best information as to current national defense priorities, future defense programs, as well as management's expectations as to future defense spending, (ii) the market trends signaling a steady level of bookings, but with an increase in the cost of raw materials and operations that will result in the potential erosion of profit levels and continued price pressures due to intense competition, and (iii) the continued competition in the defense and aerospace market, the Company believes that it will have sufficient cash on hand and cash from continuing operations to satisfy its operating needs over the next 12 months and the current level of payments to its pre-bankruptcy creditors. However, due to the level of current backlog, projected new order intake, the status of the general economy and the shift to Commercial Off–The-Shelf (COTS) products by the defense industry, the Company might operate at breakeven or at a small loss during part of the next fiscal year.

Over the long term, based on these factors and at the current level of bookings, costs of raw materials and services, profit margins and sales levels, the Company believes it will generate sufficient cash to satisfy its operating needs over the next twelve months and the level of payments to pre-bankruptcy creditors it has maintained over the last 19 years. In the event that bookings in the long-term decline significantly below the level experienced during the previous two fiscal years, the Company may be required to implement further cost-cutting or other downsizing measures to continue its business operations. Such cost-cutting measures could inhibit future growth prospects. In appropriate situations, the Company may seek strategic alliances, joint ventures with others or acquisitions in order to maximize marketing potential and utilization of existing resources and provide further opportunities for growth.

At February 28, 2013 and February 29, 2012, the Company had cash and cash equivalents of $1,297,000 and $985,000, respectively. The cash increase was primarily due to a reduction in the amount invested in Treasury bills/Certificate of Deposit ("CDs"). At February 28, 2013 and February 29, 2012, the Company had investments in Treasury bills/CDs of $5,173,000 and $6,614,000, respectively. The decrease in investments was primarily due to payments made to settle outstanding debt, to repurchase shares of the Company's common stock, and transfers of cash to the Company's cash accounts.

At February 28, 2013, the Company had working capital of $10,168,000 as compared with a working capital at February 29, 2012 of $9,635,000. The increase was primarily due to increases in accounts receivable and inventory and to decreases in the Company's current liabilities due to the settlement of outstanding debt.

See "Environmental Liabilities", "Bankruptcy Proceedings" and "Properties" in Part I, Items 1 and 2, for more information.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet arrangements.

Bookings and Backlog

During the fiscal year ended February 28, 2013, the Company's net bookings were $10,114,000 in new orders as compared with $7,795,000 for the year ended February 29, 2012, reflecting an increase in backlog of approximately 30%. The Company's backlog increased to $7,685,000 at February 28, 2013 as compared with $5,990,000 as of February 29, 2012, reflecting an increase of approximately 28% in backlog. In the event that bookings in the long-term decline significantly below the level experienced in the past 24 to 36 months, the Company may be required to implement additional cost-cutting and other downsizing measures to continue its business operations. Such cost-cutting measures could inhibit future growth prospects and current productivity.

See Part I, Item 1, "Business – Marketing and Customers".

Future Plans

To increase liquidity, the Company plans to (a) continue improving operating efficiencies, (b) reduce overhead expenses, (c) develop alternative lower cost packaging technologies and lower cost packaging suppliers, (d) develop products utilizing its current manufacturing technologies geared toward market segments it is currently not serving on a significant level or not at all, and (e) replace aging manufacturing equipment with new equipment.

The Company also plans to continue its efforts in selling commercial semiconductors and power modules and to develop appropriate strategic alliance arrangements. If these plans are successful, the Company intends to aggressively pursue sales of these products which could require the Company to invest in the building up of inventories of finished goods and invest in capital equipment (assembly and test) to replace older generation equipment and to support new product manufacturing. Any financing necessary to fund these initiatives could come from equipment leasing, among other financing alternatives. Despite its intentions, the Company cannot assure you that any of the above described plans will be successful in increasing liquidity, reducing costs or improving sales.

Inflation

The rate of inflation has not had a material effect on the Company's revenues and costs and expenses, and it is not anticipated that inflation will have a material effect on the Company in the near future. However, sharp increases in the cost of precious metals has had an adverse impact on the Company's cost of raw materials.

Seasonality

The Company's bookings of new orders and sales are largely dependent on congressional budgeting and appropriation activities and the cycles associated therewith. The Company has historically experienced a decreased level of bookings during the summer months as a result of a slowdown in the level of budgeting and appropriation activities.

Forward-Looking Statements

Some of the statements in this Annual Report on Form 10-K are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our business, financial condition, results of operations, strategies or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those described under the caption "Risk Factors" in this Annual Report on Form 10-K, including those identified below. We do not undertake any obligation to update forward-looking statements, except as required by law.

Some of the factors that may impact our business, financial condition, results of operations, strategies or prospects include:

- Our complex manufacturing processes may lower yields and reduce our revenues.
- Our business could be materially and adversely affected if we are unable to obtain qualified supplies of raw materials, parts and finished components on a timely basis and at a cost-effective price.
- We are dependent on government contracts, which are subject to termination, price renegotiations and regulatory compliance, which can increase the cost of doing business and negatively impact our revenues.
- Changes in government policy or economic conditions could negatively impact our results.
- Our inventories may become obsolete and other assets may be subject to risks.
- Environmental regulations could require us to incur significant costs.
- Our business is highly competitive, and increased competition could reduce gross profit margins and the value of an investment in our Company.
- Downturns in the business cycle could reduce the revenues and profitability of our business.
- Our operating results may decrease due to the decline of profitability in the semiconductor industry.
- Uncertainty of current economic conditions, domestically and globally, could continue to affect demand for our products and negatively impact our business.
- Cost reduction efforts may be unsuccessful or insufficient to improve our profitability and may adversely impact productivity.
- We may not achieve the intended effects of our new business strategy, which could adversely impact our business, financial condition and results of operations.

- Our inability to introduce new products could result in decreased revenues and loss of market share to competitors; new technologies could also reduce the demand for our products.
- Loss of, or reduction of business from, substantial clients could hurt our business by reducing our revenues, profitability and cash flow.
- A shortage of three-inch silicon wafers could result in lost revenues due to an inability to build our products.
- The nature of our products exposes us to potentially significant product liability risk.
- We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.
- Provisions in our charter documents and rights agreement could make it more difficult to acquire our Company and may reduce the market price of our stock.
- Natural disasters, like hurricanes, or occurrences of other natural disasters whether in the United States or internationally may affect the markets in which our common stock trades, the markets in which we operate and our profitability.
- Failure to protect our proprietary technologies or maintain the right to use certain technologies may negatively affect our ability to compete.
- We cannot promise that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment.
- We may make substantial investments in plant and equipment that may become impaired.
- While we attempt to monitor the credit worthiness of our customers, we may be at risk due to the adverse financial condition of one or more customers.
- Our international operations expose us to material risks, including risks under U.S. export laws.
- Security breaches and other disruptions could compromise the integrity of our information and expose us to liability, which could cause our business and reputation to suffer.
- The price of our common stock has fluctuated widely in the past and may fluctuate widely in the future.
- Compliance with new regulations regarding the use of "conflict minerals" could limit the supply and increase the cost of certain metals used in manufacturing our products.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Solitron Devices, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), the Company's management conducted an evaluation of the effectiveness of its internal control over financial reporting as of February 28, 2013. In making this assessment, the Company's management used the criteria set forth in the framework in "Internal Control – Integrated framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation conducted under the framework in "Internal Control – Integrated Framework," the Company's management concluded that the Company's internal control over financial reporting was effective as of February 28, 2013.

Solitron Devices, Inc.
May 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Solitron Devices, Inc.

We have audited the accompanying balance sheet of Solitron Devices, Inc. as of February 28, 2013 and the related statement of income and comprehensive income, stockholders' equity, and cash flows for the year then ended. Solitron Devices, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of February 29, 2012 were audited by other auditors whose report dated May 24, 2012, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solitron Devices, Inc. as of February 28, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ *Goldstein Schechter Koch P.A.*
Hollywood, Florida
May 13, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Solitron Devices, Inc.

We have audited the accompanying balance sheet of Solitron Devices, Inc. as of February 29, 2012 and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. Solitron Devices, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solitron Devices, Inc. as of February 29, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ MEEKS INTERNATIONAL, LLC
Tampa, Florida
May 24, 2012

SOLITRON DEVICES, INC.

BALANCE SHEETS
AS OF FEBRUARY 28, 2013 AND FEBRUARY 29, 2012

	2013	2012
	(in thousands, except for shares)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,297	$ 985
Treasury bills and Certificates of Deposit	5,173	6,614
Accounts receivable, less allowance for doubtful accounts of $2 and $95	1,081	770
Inventories, net (Note 4)	4,033	2,982
Prepaid expenses and other current assets	168	142
TOTAL CURRENT ASSETS	11,752	11,493
PROPERTY, PLANT AND EQUIPMENT, net (Note 5)	592	671
OTHER ASSETS	36	49
TOTAL ASSETS	$12,380	$12,213
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable-Post-petition	$ 313	$ 279
Accounts payable-Pre-petition (Note 2)	278	1,002
Customer deposits	271	25
Accrued expenses and other current liabilities (Note 6)	722	552
TOTAL CURRENT LIABILITIES	1,584	1,858
LONG-TERM LIABILITIES, net of current portion	—	128
TOTAL LIABILITIES	1,584	1,986
COMMITMENTS AND CONTINGENCIES (Note 13)		
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value, authorized 500,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 10,000,000 shares, 2,267,775 shares issued and outstanding, net of 173,287 shares of treasury stock as of Feb 29, 2012	23	23
2,177,832 shares issued and outstanding, net of 273,230 shares of treasury stock as of Feb 28, 2013		
Additional paid-in capital	2,743	2,736
Accumulated other comprehensive income	13	—
Retained earnings	8,292	7,468
Less treasury stock (Note 15)	(275)	—
TOTAL STOCKHOLDERS' EQUITY	10,796	10,227
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,380	$12,213

The accompanying notes are an integral part of the financial statements.

SOLITRON DEVICES, INC.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR THE YEARS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012

	2013	2012
	(in thousands, except for share and per share amounts)	
Net sales	$ 8,424	$ 8,299
Cost of sales	6,585	6,460
Gross profit	1,839	1,839
Selling, general and administrative expenses	1,284	1,095
Operating income	555	744
Other income (expenses):		
Environmental expenses	(7)	(2)
Interest income	33	13
Other, net (Note 14)	254	8
Income before provision for income taxes	835	763
Provision for income taxes	11	17
Net income	$ 824	$ 746
Other comprehensive income		
Unrealized gain on investments	13	—
Total comprehensive income	$ 837	$ 746
Income per share from operating income-Basic	$ 0.25	$ 0.33
Income per share from operating income-Diluted	$ 0.23	$ 0.30
Net income per share-Basic	$ 0.37	$ 0.33
Net income per share-Diluted	$ 0.34	$ 0.30
Weighted average shares outstanding-Basic	2,218,650	2,267,560
Weighted average shares outstanding-Diluted	2,433,849	2,489,082

The accompanying notes are an integral part of the financial statements.

SOLITRON DEVICES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total
	Number of Shares	Amount					
			(In thousands, except for number of shares)				
Balance, February 28, 2011	2,266,775	$23	$2,735	$—	$6,722	$ —	$ 9,480
Employee exercise of stock options	1,000	—	1	—	—	—	1
Net income	—	—	—	—	746	—	746
Balance, February 29, 2012	2,267,775	23	2,736	—	7,468	—	10,227
Employee exercise of stock options	10,000	—	7	—	—	—	7
Purchase of treasury stock	(99,943)	—	—	—	—	(275)	(275)
Unrealized gain on investments	—	—	—	13	—	—	13
Net income	—	—	—	—	824	—	824
Balance, February 28, 2013	2,177,832	$23	$2,743	$13	$8,292	$(275)	$10,796

The accompanying notes are an integral part of the financial statements.

SOLITRON DEVICES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012

	2013	2012
	(in thousands)	
Net income	$ 824	$ 746
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	293	203
Decrease (increase) in operating assets:		
Accounts receivable	(311)	167
Inventories	(1,051)	49
Prepaid expenses and other current assets	(26)	31
Other assets	13	(3)
Increase (decrease) in operating liabilities:		
Accounts payable-post-petition	34	(28)
Accounts payable-pre-petition	(724)	(28)
Customer deposit	246	(77)
Accrued expenses and other liabilities	170	(174)
Other long-term liabilities	(128)	(10)
Total adjustments	(1,484)	130
NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES	(660)	876
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sales of Treasury Bills and Certificates of Deposit	3,541	6,325
Purchases of Treasury Bills and Certificates of Deposit	(2,087)	(6,605)
Purchase of property, plant and equipment	(214)	(151)
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	1,240	(431)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury stock	(275)	—
Proceeds from exercise of stock options	7	1
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES	(268)	1
Net increase in cash and cash equivalents	312	446
Cash and cash equivalents – beginning of the year	985	539
Cash and cash equivalents – end of the year	$ 1,297	$ 985

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Activities

Solitron Devices, Inc., a Delaware corporation (the "Company" or "Solitron"), designs, develops, manufactures, and markets solid-state semiconductor components and related devices primarily for the military and aerospace markets. The Company was incorporated under the laws of the State of New York in 1959 and reincorporated under the laws of the State of Delaware in August 1987.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market accounts.

Investment in Treasury Bills and Certificates of Deposit

Investment in Treasury Bills/Certificates of Deposit includes treasury bills with maturities of one year or less, and Certificates of Deposit with maturities from one to three years, and is stated at market value. All of the Company's investments are classified as available-for-sale. As they are available for current operations, they are classified as current on the balance sheets. Investments in available-for-sale securities are reported at fair value with unrecognized gains or losses, net of tax, as a component of accumulated other comprehensive income and is included as a separate component of stockholders' equity. The Company monitors its investments for impairment periodically and records appropriate reductions in carrying values when the declines are determined to be other-than-temporary.

The following table summarizes the Company's available-for-sale investments:

	February 28, 2013			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Short-term investments:				
Treasury bills	$1,225	$—	$—	$1,225
Certificates of deposit	3,935	13	—	3,948
Total short-term investments	$5,160	$13	$—	$5,173

	February 29, 2012			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Short-term investments:				
Treasury bills	$2,927	$—	$—	$2,927
Certificates of deposit	3,687	—	—	3,687
Total short-term investments	$6,614	$—	$—	$6,614

At February 28, 2013 and February 29, 2012, the deferred tax liability related to unrecognized gains and losses on short-term investments was $0.

As of February 28, 2013, contractual maturities of the Company's available-for-sale non-equity investments were as follows:

	Cost	Fair Value
	(In thousands)	
Maturing within one year	$4,164	$4,172
Maturing in one to three years	996	1,001
	$5,160	$5,173

Fair Value of Financial Instruments

ASC Topic 820, "Fair Value Measurements and Disclosures" defines "fair value" as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also sets forth a valuation hierarchy of the inputs (assumptions that market participants would use in pricing an asset or liability) used to measure fair value. This hierarchy prioritizes the inputs into the following three levels:

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that results in management's best estimate of fair value.

The Company's Treasury bills and brokered certificates of deposits are subject to level 1 fair value measurement.

The carrying amounts of the Company's short-term financial instruments, including accounts receivable, accounts payable, accrued expenses and other liabilities approximate their fair value due to the relatively short period to maturity for these instruments. The fair value of long-term debt is based on current rates at which the Company could borrow funds with similar remaining maturities, and the carrying amount of the long-term debt approximates fair value.

Accounts Receivable

Accounts receivable consists of unsecured credit extended to the Company's customers in the ordinary course of business. The Company reserves for any amounts deemed to be uncollectible based on past collection experiences and an analysis of outstanding balances, using an allowance account. The allowance amount was $2,000 as of February 28, 2013 and $95,000 for February 29, 2012.

Shipping and Handling

Shipping and handling costs billed to customers are recorded in net sales. Shipping costs incurred by the Company are recorded in cost of sales.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the "first-in, first-out" (FIFO) method. The Company buys raw material only to fill customer orders. Excess raw material is created only when a vendor imposes a minimum buy in excess of actual requirements. Such excess material will usually be utilized to meet the requirements of the customer's subsequent orders. If excess material is not utilized after two fiscal years it is fully reserved. Any inventory item once designated as reserved is carried at zero value in all subsequent valuation activities.

The Company's inventory valuation policy is as follows:

Raw material/Work in process:	All material purchased, processed, and/or used in the last two fiscal years is valued at the lower of its acquisition cost or market. All material not purchased/used in the last two fiscal years is fully reserved.
Finished goods:	All finished goods with firm orders for later delivery are valued (material and overhead) at the lower or cost or market. All finished goods with no orders are fully reserved.
Direct labor costs:	Direct labor costs are allocated to finished goods and work in process inventory based on engineering estimates of the amount of man-hours required from the different direct labor departments to bring each device to its particular level of completion.

Property, Plant and Equipment

Property, plant, and equipment is recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs that do not extend their expected life are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets:

Leasehold Improvements	10 years
Machinery and Equipment	5 years

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and trade receivables. The Company places its cash with high credit quality institutions. At times, such amounts may be in excess of the FDIC insurance limits. The Company has not experienced any losses in such account and believes that it is not exposed to any significant credit risk on the account. As of February 28, 2013 all non-interest bearing checking accounts were FDIC insured to a limit of $250,000. Deposits in excess of FDIC insured limits were approximately $433,000 at February 28, 2013. With respect to the trade receivables, most of the Company's products are custom made pursuant to contracts with customers whose end-products are sold to the United States Government. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. Actual losses and allowances have historically been within management's expectations.

Revenue Recognition

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 104, *Revenue Recognition*. This pronouncement requires that four basic criteria be met before revenue can be recognized: 1) there is evidence that an arrangement exists; 2) delivery has occurred; 3) the fee is fixed or determinable; and 4) collectability is reasonably assured. We recognize revenue upon determination that all criteria for revenue recognition have been met. The criteria are usually met at the time of product shipment. Shipping terms are generally FCA (Free Carrier) shipping point.

Income Taxes

Income taxes are accounted for under the asset and liability method of Accounting Standards Codification ("ASC") 740-10, "Income Taxes". Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance.

The Company adopted new guidance related to accounting for uncertainty in income taxes in accordance with ASC 740-10 and began evaluating tax positions utilizing a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement and recognizing that amount in the financial statements. Solitron has adopted ASC 740-10 and no material impact on its financial condition, results of operations, cash flows, or disclosures occurred upon adoption.

Net Income Per Common Share

Net income per common share is presented in accordance with ASC 260-10 "Earnings per Share." Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options to the extent they are not anti-dilutive using the treasury stock method.

Impairment of long-lived assets – Potential impairments of long-lived assets are reviewed annually or when events and circumstances warrant an earlier review. In accordance with ASC Subtopic 360-10, "Property, Plant and Equipment – Overall," impairment is determined when estimated future undiscounted cash flows associated with an asset are less than the asset's carrying value.

Financial Statement Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates, and the differences could be material. Such estimates include depreciable life of property and equipment, accounts receivable allowance, deferred tax valuation allowance, and allowance for inventory obsolescence.

Stock based compensation – The Company records stock-based compensation in accordance with the provisions of ASC Topic 718, "Compensation-Stock Compensation," which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. Under ASC Topic 718, the Company recognizes an expense for the fair value of outstanding stock options and grants as they vest, whether held by employees or others. No vesting of stock options occurred during the year ended February 28,2013 or February 29, 2012.

Recent Accounting Pronouncements

No recent accounting pronouncements affecting the Company were issued by the Financial Accounting Standards Board or other standards-setting bodies.

2. PETITION IN BANKRUPTCY

Petition in Bankruptcy

On January 24, 1992, the Company filed voluntary petitions under the Federal Bankruptcy Code. The Company was authorized to continue in the management and control of its business and property as debtor-in-possession under the Bankruptcy Code.

On August 20, 1993 the Company's Plan of Reorganization, as amended and modified (the "Plan"), was confirmed by the Bankruptcy Court and the Company emerged from bankruptcy on August 30, 1993. On July 12, 1996 the Bankruptcy Court officially closed the case.

(a) Pursuant to the Plan of Reorganization, the Company was required to make quarterly payments to holders of unsecured claims until they receive 35% of their pre-petition claims over a period of ten years beginning in approximately May 1995. However, due to negotiations between the parties, the unsecured creditors agreed to a reduced payment schedule and the Company agreed to make payments until its obligations are fulfilled. At February 28, 2013, the Company is scheduled to pay approximately $278,000 to holders of allowed unsecured claims in quarterly installments of approximately $2,000. As of February 28, 2013, the amount due to holders of allowed unsecured claims is accrued as a current pre-petition liability.

(b) Under the Plan, the Company is required to remediate its former non-operating facility located in Port Salerno and its former facility located in Riviera Beach, Florida. The Plan contemplated that monies to fund the remediation will be made available from the proceeds of the sale or lease of the properties, to the extent that the Company is successful in its efforts to sell or lease such properties. The Riviera Beach Property was sold on October 12, 1999 by the Company. Under the terms of the sale, USEPA received the net proceeds of $419,000. USEPA also received approximately $19,000 from the Riviera Beach environmental escrowed monies to defray its cleanup costs. The Port Salerno (formerly occupied by Solitron Microwave) property was sold on March 17, 2003. Under the terms of the sale, USEPA received $153,155 and Martin County received on behalf of FDEP $278,148 (the net proceeds). Further, pursuant to the Plan, a purchaser of this facility would not be liable for existing environmental problems under certain conditions. In connection with facilitating the remediation of the property, the Company will also, to the extent the proceeds from the sale or lease of these properties are not sufficient to pay for the remediation, be required to escrow the following amounts on a monthly basis beginning on September 30, 1995: (i) year 1 – $5,000 per month; (ii) year 2 – $7,500 per month; (iii) year 3 – $10,000 per month; and (iv) $10,000 per month thereafter until remediation is completed. The Company has notified FDEP of its inability to pay pursuant to this schedule and was making payments at the rate of $1,000 per month. In March 2013 the Company agreed to settle the remaining amount due FDEP. See Note 16 – Subsequent Events for information regarding the settlement with FDEP.

(c) The Company has paid all of the allowed administrative claims and allowed wage claims since August 1993.

The Plan provided for the distribution of common stock of the Company such that, post-petition, the Company's common stock would be held as follows:

Party-In-Interest	**Common Stock**
Vector	25%
Unsecured Creditors	40%
Company's President	10%
Pre-Petition Stockholders	20%
Reserved for future issuance under an employee stock incentive plan to be issued based upon the terms and conditions of the plan at the discretion of the Board of Directors	5%
	100%

On October 4, 1994, the Company and Vector agreed that Vector's 25% stock ownership would be distributed among various parties. Vector participants were: Vector principal (Howard White) who received 273,943 shares (subsequently sold to Inversiones Globales); AHI Drillings, Inc. who received 77,037 shares; Cointrol Credit Co. II who received 20,095 shares; Service Finance who received 77,037 shares; Trans Resources who received 77,037 shares; and Martin Associates who received 22,848 shares. Based solely on the Company's knowledge (and not from any filings which may have to be made with the SEC), and as the result of an out of court agreement made subsequent to a lawsuit filed against Vector by John Stayduhar, a previous Chairman/CEO of the Company, shares held by Inversiones Globales (174,000), by AHI Drillings, Inc. (77,037), by Service Finance (77,037), by Trans Resources (77,037), and by Martin Associates (22,737) were transferred to Mr. Stayduhar. This gave Mr. Stayduhar approximately 20.61% of the shares of the Company at the time.

3. EARNINGS PER SHARE

The shares used in the computation of the Company's basic and diluted earnings per common share were as follows:

	Fiscal Year Ended February	
	28, 2013	29, 2012
Weighted average common shares outstanding	2,218,650	2,267,560
Dilutive effect of employee stock options	215,199	221,522
Weighted average common shares outstanding, assuming dilution	2,433,849	2,489,082

Weighted average common shares outstanding, assuming dilution, include the incremental shares that would be issued upon the assumed exercise of stock options. For fiscal years 2013 and 2012 respectively, 12,300 and 13,500 of the Company's outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive. These options could be dilutive in the future if the average share price increases and is greater than the exercise price of these options.

4. INVENTORIES

As of February 28, 2013, inventories consist of the following:

	Gross	Reserve	Net
Raw Materials	$2,131,000	$ (372,000)	$1,759,000
Work-In-Process	3,339,000	(1,206,000)	2,133,000
Finished Goods	750,000	(609,000)	141,000
Totals	$6,220,000	$(2,187,000)	$4,033,000

As of February 29, 2012, inventories consist of the following:

	Gross	Reserve	Net
Raw Materials	$1,525,000	$ (407,000)	$1,118,000
Work-In-Process	2,883,000	(1,065,000)	1,818,000
Finished Goods	625,000	(579,000)	46,000
Totals	$5,033,000	$(2,051,000)	$2,982,000

5. PROPERTY, PLANT AND EQUIPMENT

As of February 28, 2013 and February 29, 2012, property, plant, and equipment consist of the following:

	2013	2012
Leasehold Improvements	$ 215,000	$ 185,000
Machinery and Equipment	2,804,000	2,620,000
Subtotal	3,019,000	2,805,000
Less: Accumulated Depreciation and Amortization	(2,427,000)	(2,134,000)
Net Property, Plant and Equipment	$ 592,000	$ 671,000

Depreciation and amortization expense was $293,000 and $203,000 for the years ended 2013 and 2012, respectively and is included in Cost of Sales in the accompanying Statements of Income.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of February 28, 2013 and February 29, 2012, accrued expenses and other current liabilities consist of the following:

	2013	2012
Payroll and related employee benefits	$451,000	$510,000
Income taxes	11,000	17,000
Property taxes	7,000	7,000
Environmental liabilities	125,000	13,000
Other liabilities	128,000	5,000
Totals	$722,000	$552,000

7. LONG-TERM LIABILITIES

As of February 28, 2013 and February 29, 2012, long-term liabilities consist of the following items:

	2013	2012
Environmental liability	$0	$128,000

Environmental liability owed to Florida Department of Environmental Protection (FDEP) as of February 29, 2012 is calculated assuming an estimated payout period of seven years at a discounted interest rate of 8.25%. In February 2013 a settlement of the environmental liability owed to FDEP was reached and the liability was reclassified as current.

8. INCOME TAXES

At February 28, 2013, the Company has net operating loss carryforwards of approximately $15,161,000 that expire through 2031. Such net operating losses are available to offset future taxable income, if any. As the utilization of such net operating losses for tax purposes is not assured, the deferred tax asset has been fully reserved through the recording of a 100% valuation allowance. Should a cumulative change in the ownership of more than 50% occur within a three-year period, there could be an annual limitation on the use of the net operating loss carryforwards.

Total net deferred taxes are comprised of the following at February 28, 2013 and February 29, 2012:

	2013	2012
Deferred Tax Asset (Liability):		
Current		
Allowance for doubtful accounts	$ 1,000	$ 35,000
Inventory allowance	831,000	690,000
Section 263A capitalized costs	389,000	494,000
Total current deferred tax assets	1,221,000	1,219,000
Valuation allowance	(1,221,000)	(1,219,000)
	$ 0	$ 0
Long-term		
Loss carryforwards	$ 5,330,000	$ 5,572,000
Depreciation	(58,000)	68,000
Total long-term deferred tax assets	5,272,000	5,640,000
Valuation allowance	(5,272,000)	(5,640,000)
	$ 0	$ 0

The change in the valuation allowance on deferred tax assets is due principally to the utilization of the net operating loss for the years ended February 28, 2013 and February 29, 2012.

A reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate for fiscal year ended February 28, 2013 and February 29, 2012 is as follows:

	2013	2012
U.S. federal statutory rate	34.0%	34.0%
Change in valuation allowance	(34.0)	(34.0)
Alternative Minimum Taxes	1.0	2.2
Effective income tax rate	1.0%	2.2%

9. STOCK OPTIONS

The Company's 2000 Stock Option Plan provides that stock options are valid for ten years and vest twelve months after the award date unless otherwise stated in the option awards. The Company's 2007 Stock Incentive Plan allows the Company to grant common stock, options, restricted stock, and stock appreciation rights to eligible individuals. As of February 28, 2013, the Company had not granted any awards under the 2007 Stock Incentive Plan.

On January 23, 2006, the Board of Directors granted stock options to certain key employees and directors. The options, which become vested on January 23, 2007, were for a total of 14,700 shares and the exercise price was fixed at $3.95 per share, which was the price on the OTCBB at the time of the grant. The options are exercisable through January 23, 2016.

On May 16, 2005, the Board of Directors granted stock options to certain key employees and directors. The options, which became vested on May 15, 2006, were for a total of 47,000 shares and the exercise price was fixed at $0.75 per share, which was the price on the OTCBB at the time of the grant. The options are exercisable through May 15, 2015.

On May 17, 2004, the Board of Directors granted stock options to certain key employees and directors. The options, which became vested on May 16, 2005, were for a total number of 47,500 shares and the exercise price was fixed at 1.05 per share, which was the price on the OTCBB at the time of the grant. The options are exercisable through May 16, 2014.

On May 17, 2004, the Board of Directors awarded the Company's President options totaling 175,636 shares, which are fully vested. The exercise price of these options was fixed at $1.05 per share (the closing price on the OTCBB at the time of the grant).

In December 2000, a grant equal to 10% of the outstanding shares (254,624) was made to the Company's President at the exercisable price of $0.40 per share (the closing stock price on the date of the grant). Fifty percent (50%) of the total number of shares was immediately exercisable and the other 50% vested in five equal installments over the following five years. All of these options are now fully vested.

Below is a summary of the Company's Stock Option Activity:

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance, February 28, 2011	463,760	$0.765	5.46	1,418,000
Exercised	(1,000)			
Balance, February 29, 2012	462,760	$0.765	4.48	1,099,000
Expired	(1,200)			
Exercised	(10,000)			
Balance, February 28, 2013	451,560	$0.757	3.65	1,360,000

No options were granted in the years ended February 28, 2013 and February 29, 2012.

All of the Company's outstanding options were vested as of February 28, 2013. No shares vested during the years ended February 28, 2013 and February 29, 2012.

The following table summarizes information about stock options outstanding and exercisable at February 28, 2013:

Range of Exercise Prices		Options Outstanding: Number of Outstanding Options	Options Outstanding: Remaining Contractual Life	Weighted Average Exercise Price	Exercisable Options: Number	Exercisable Options: Weighted Average Exercise Price
$0.400	$0.400	254,624	Evergreen	$0.400	254,624	$0.400
$1.050	$1.050	175,636	Evergreen	$1.050	175,636	$1.050
$0.750	$0.750	9,000	2 years	$0.750	9,000	$0.750
$3.950	$3.950	12,300	3 years	$3.950	12,300	$3.950
		451,560		$0.757	451,560	$0.757

All options with a remaining contractual life outstanding are fully vested.

10. EMPLOYEE BENEFIT PLANS

The Company has a 401k and Profit Sharing Plan (the "Profit Sharing Plan") in which substantially all employees may participate after three months of service. Contributions to the Profit Sharing Plan by participants are voluntary. The Company may match participant's contributions up to 25% of 4% of each participant's annual compensation. In addition, the Company may make additional contributions at its discretion. The Company did not contribute to the Profit Sharing Plan during the fiscal years ended February 28, 2013 and February 29, 2012.

11. EXPORT SALES AND MAJOR CUSTOMERS

Revenues from domestic and export sales to unaffiliated customers for the year ended February 28, 2013 are as follows:

Geographic Region	Power Transistors	Hybrids	Field Effect Transistors	Power MOSFETS	Totals
Europe and Australia	$ 1,000	$ 776,000	$ 54,000	$ 0	$ 831,000
Canada and Latin America	59,000	0	12,000	16,000	87,000
Far East and Middle East	9,000	0	18,000	351,000	378,000
United States	1,462,000	3,389,000	369,000	1,908,000	7,128,000
Totals	$1,531,000	$4,165,000	$453,000	$2,275,000	$8,424,000

Revenues from domestic and export sales to unaffiliated customers for the year ended February 29, 2012 are as follows:

Geographic Region	Power Transistors	Hybrids	Field Effect Transistors	Power MOSFETS	Totals
Europe and Australia	$ 0	$ 87,000	$ 43,000	$ 45,000	$ 175,000
Canada and Latin America	43,000	0	4,000	5,000	52,000
Far East and Middle East	0	6,000	16,000	276,000	298,000
United States	1,342,000	3,972,000	715,000	1,745,000	7,774,000
Totals	$1,385,000	$4,065,000	$778,000	$2,071,000	$8,299,000

Revenues from domestic and export sales are attributed to global geographic region according to the location of the customer's primary manufacturing or operating facilities.

Sales to the Company's top two customers accounted for 54% of net sales for the year ended February 28, 2013 as compared with 52% of the Company's net sales for the year ended February 29, 2012. Sales to Raytheon Company accounted for approximately 44% of net sales for the year ended

February 28, 2013 and 37% for the year ended February 29, 2012. Sales to the second largest customer, the United States government, for the years ended February 28, 2013 and February 29, 2012, were 10% and 15%, respectively.

12. MAJOR SUPPLIERS

For the year ended February 28, 2013, purchases from the Company's two top suppliers, Egide USA Inc. and Wuxi Streamtek Ltd., accounted for 28% of the Company's total purchases of production materials. For the year ended February 29, 2012, purchases from the Company's two top suppliers, Platronics Seals and Air Products Inc., accounted for 19% of total purchases of production materials.

13. COMMITMENTS AND CONTINGENCIES

Employment Agreement

In December 2000, the Company entered into a five-year employment agreement with its President. This agreement provides, among other things, for annual compensation of $240,000 and a bonus pursuant to a formula. The agreement stipulates that the President shall be entitled to a bonus equal to fifteen percent (15%) of the Company's pre-tax income in excess of Two Hundred Fifty Thousand Dollars ($250,000). For purposes of the agreement, "pre-tax income" shall mean net income before taxes, excluding (i) all extraordinary gains or losses, (ii) gains resulting from debt forgiven associated with the buyout of unsecured creditors, and (iii) any bonuses paid to employees. The bonus payable hereunder shall be paid within ninety (90) days after the end of the fiscal year.

At a meeting of the Compensation Committee on January 23, 2006, the Committee approved an increase to the President's annual compensation to $280,000, effective March 1, 2006.

On January 14, 2013 the President exercised a cost-of-living increase clause in his contract increasing his annual compensation to $293,000.

The Company accrued $90,000 as a bonus to Mr. Saraf for the fiscal year ended February 29, 2012. The Compensation Committee met and approved the bonus that was paid in June 2012.

The Company accrued $104,000 as a bonus to Mr. Saraf during the fiscal year ended February 28, 2013. $68,000 of the bonus was paid in December 2012 following approval by the Compensation Committee at a meeting held on December 12, 2012. The Compensation Committee will meet on May 13, 2013 to approve the remainder of the bonus to be paid during June 2013.

The President's employment agreement stipulates, in Article 2.2, "Option to Extend", that the contract is automatically extended for one year periods unless a notice is given by either party one year prior to the yearly anniversary.

Upon execution of the agreement, the President received a grant of options to purchase ten percent (10%) of the outstanding shares of the Company's common stock, par value $.01 calculated on a fully diluted basis, at an exercise price per share equal to the closing asking price of the Company's common stock on the OTCBB on the date of the grant ($0.40). Fifty percent (50%) of the Initial Stock Options granted were vested immediately upon grant. The remaining fifty percent (50%) of the Initial Stock Options vested in equal amounts on each of the first five anniversaries of the date of grant. These options were fully vested during the year ended February 28, 2006.

These stock options were in addition to, and not in lieu of or in substitution for, the stock options (the "1992 Stock Options") granted to the President pursuant to the Incentive Stock Option Plan Agreement dated October 20, 1992 under Solitron Devices, Inc. 1987 Stock Option Plan between the Company and the President.

Environmental Compliance:

The Company entered into an Ability to Pay Multi-Site Settlement Agreement with the United States Environmental Protection Agency ("USEPA"), effective February 24, 2006 ("Settlement Agreement"), to resolve the Company's alleged liability to USEPA at the following sites: Solitron Microwave Superfund Site, Port Salerno, Florida ("Port Salerno Site"); Petroleum Products Corporation

Superfund Site, Pembroke Park, Florida; Casmalia Resources Superfund Site, Santa Barbara, California "(Casmalia Site"); Solitron Devices Site, Riviera Beach, Florida (the "Riviera Beach Site"); and City Industries Superfund Site, Orlando, Florida (collectively, the "Sites"). The Settlement Agreement required the Company to pay to USEPA the sum of $74,000 by February 24, 2008; the Company paid the entire sum of $74,000 to USEPA on February 27, 2006. In addition, the Company is required to pay to USEPA the sum of $10,000 or 5% of Solitron's net after-tax income over the first $500,000, if any, whichever is greater, for each year from fiscal years 2009-2013. For payment to USEPA to be above $10,000 for any of these five years, the Company's net income must exceed $700,000 for such year, which has happened in fiscal year 2001, fiscal year 2006, and fiscal years 2008-2013. The Company has accrued an additional $17,000 current liability for fiscal year 2013. The final amount will be paid to USEPA after the Company's independent auditor has finished the fiscal year 2013 year-end audit. This amount is carried as an environmental expense. $10,000 of this current obligation was paid on February 14, 2013. The remaining $7,000 obligation is reflected in "Accrued expenses and other current liabilities" on the Company's Balance Sheet at February 28, 2013.

In consideration of the payments made by the Company under the Settlement Agreement, USEPA agreed not to sue or take any administrative action against the Company with regard to any of the Sites. The Company has also been notified by a group of alleged responsible parties formed at the Casmalia Site ("Casmalia PRP Group") that, based on their review and lack of objection to the Settlement Agreement, the Casmalia PRP Group does not anticipate pursuing Solitron for cost recovery at the Casmalia site.

On October 21, 1993, a Consent Final Judgment was entered into between the Company and the Florida Department of Environmental Protection ("FDEP") in the Circuit Court of the Nineteenth Judicial Circuit of Florida in and for Martin County, Florida, in Case No. 91-1232 CA (the "Consent Final Judgment"). The Consent Final Judgment required the Company to remediate the Port Salerno and Riviera Beach Sites, make monthly payments to escrow accounts for each Site until the sale of the Sites to fund the remediation work, take all reasonable steps to sell the two Sites and, upon the sale of the Sites, apply the net proceeds from the sales to fund the remediation work. Both Sites have been sold pursuant to purchase agreements approved by FDEP.

Prior to the sale of the Port Salerno Site and Riviera Beach Site, USEPA took over from FDEP as the lead regulatory agency for the remediation of the Sites. At the closing of the sale of each Site, the net proceeds of sale were distributed to USEPA and/or FDEP or other parties, as directed by the agencies. In addition, upon the sale of the Riviera Beach Site, the Riviera Beach Escrow Account was transferred to USEPA, as directed by the agencies. The current balance in the Port Salerno Escrow Account is approximately $58,000. At present, work at the Port Salerno Site is being performed by USEPA. Work at the Riviera Beach Site is being performed by Honeywell, Inc. ("Honeywell"), pursuant to an Administrative Order on Consent entered into between Honeywell and USEPA. The Company has been notified by FDEP that the successful performance of remediation work in accordance with the Consent Final Judgment standards by USEPA at the Port Salerno Site and by Honeywell at the Riviera Beach Site will be construed by FDEP as discharging the Company's remediation obligations under the Consent Final Judgment.

There remains a possibility that FDEP will determine at some time in the future that the final remedy approved by USEPA and implemented at either, or both of, the Port Salerno Site and Riviera Beach Site does not meet the State cleanup requirements imposed by the Consent Final Judgment. If such a final determination is made by FDEP, there is a possibility that FDEP will require the Company to implement additional remedial action at either, or both of, the Port Salerno Site and Riviera Beach Site.

By letter dated November 16, 2006, FDEP notified the Company that FDEP has unreimbursed expenses associated with the Port Salerno Site and Riviera Beach Site of $214,800. The Company has reached a settlement of this obligation by agreeing to transfer $58,000 from the Port Salerno Escrow Account to FDEP and make a one-time cash payment of $92,000.

On August 7, 2002, the Company received a Request for Information from the State of New York Department of Environmental Conservation ("NYDEC"), seeking information on whether the Company had disposed of certain wastes at the Clarkstown Landfill Site located in the Town of Clarkstown,

Rockland County, New York (The Clarkstown Landfill Site"). By letter dated August 29, 2002, the Company responded to the Request for Information and advised NYDEC that the Company's former Tappan, New York facility had closed in the mid-1980's, prior to the initiation of the Company's bankruptcy proceedings described below. The Company contends that, to the extent that NYDEC has a claim against the Company as a result of the Company's alleged disposal of wastes at the Clarkstown Landfill Site prior to the closing of the Company's former Tappan facility in the mid-1980's, the claim was discharged in bankruptcy as a result of the Bankruptcy Court's August 1993 Order. At NYDEC's request, the Company entered into a revised Tolling Agreement with NYDEC on October 8, 2007, which provides for the tolling of applicable statutes of limitation for any claim that NYDEC may have against the Company associated with the Clarkstown Landfill Site through the earlier of December 3, 2010, or the date the State institutes a suit against the Company for any claims associated with the Clarkstown Landfill Site. The Clarkstown Landfill Joint Defense Group ("Clarkstown JDG"), a group of potentially responsible parties formed to respond to claims by NYDEC for recovery of closure and clean-up response costs at the Clarkstown Landfill Site, recently entered into a Consent Decree with NYDEC to settle the claims of NYDEC against all potentially responsible parties at the Clarkstown Landfill site that participate in the Clarkstown JDG. In connection with those negotiations, the Clarkstown JDG, by letter dated March 17, 2010, offered to pursue a settlement of NYDEC's claim against the Company in return for the Company's agreement to pay the sum of $125,000, representing the Company's alleged share of the overall settlement with NYDEC. The Company rejected the settlement offer on March 29, 2010, based on its continuing contention that any claim of NYDEC against the Company was discharged in bankruptcy as a result of the Bankruptcy Court's August 1993 Order. The Clarkstown JDG/NYDEC Consent Decree, settling NYDEC's claims against individual members of the JDL, was entered by the Court on March 21, 2011. To date, neither NYDEC nor the JDG have pursued any claim against the Company with respect to the Clarkstown Landfill Site.

Operating leases:

On April 30, 2012, the Company entered into a new lease with its landlord, Eurobank, for the occupancy and use of its 47,000 square foot facility located at 3301 Electronics Way, West Palm Beach, Florida 33407. The initial term of the Lease is for four years and eleven months beginning on February 1, 2012 and ending on December 31, 2016. The base rent provided in the Lease is $29,743 per month. The Company has the option to extend the initial term of the Lease for an additional five years beginning on January 1, 2017 and ending on December 31, 2021.

Commencing on January 1, 2013 and on the first day of January of every subsequent year, the base rent will be increased to compensate for changes in the cost of living, provided that in no event will the base rent be increased by less than three percent nor more than five percent annually. Future minimum lease payments for this non-cancelable operating lease is as follows:

Fiscal Year Ending February 28/29	Amount
2014	$369,000
2015	$381,000
2016	$392,000

Rent expense for the fiscal years ended February 28, 2013 and February 29, 2012 was approximately $375,000 and $425,000 respectively.

14. OTHER INCOME

During the fiscal year ended February 28, 2013, the Company recognized approximately $254,000 of other income including $221,000 of income from the settlement of outstanding debt plus approximately $33,000 of other income attributable to receivables adjustments. During the fiscal year ended February 29, 2012, the Company recognized approximately $8,000 of other income attributable to a gain on the disposal of an asset.

15. TREASURY STOCK PURCHASE

On August 28, 2012, the Company repurchased 99,943 shares of its common stock from a stockholder in a privately negotiated transaction at a price of $2.75 per share. The Company has not adopted a stock repurchase program or plan.

16. SUBSEQUENT EVENTS

As previously disclosed in the Form 10-Q for the quarter ended on August 31, 2012 and filed by the Company on October 15, 2012, the Board of Directors of the Company approved a resolution to hold annual meetings of the Company's stockholders approximately six weeks following the filing of the Company's Annual Report on Form 10-K each year. Subsequent to this determination by the Board and the disclosure of this determination, on January 13, 2013, a stockholder of the Company filed a lawsuit with the Court of Chancery of the State of Delaware (the "Delaware Chancery Court") to compel the holding of an annual meeting of stockholders under Section 211 of the General Corporation Law of the State of Delaware at an earlier date than contemplated by the Company. A hearing was held in this matter on March 15, 2013, and during the hearing, the Delaware Chancery Court ruled that it would order the Company to hold an annual meeting of stockholders on June 18, 2013, which was the date the Company had informed both the stockholder and the Delaware Chancery Court was an appropriate date to hold an annual meeting of stockholders. Subsequent to the hearing, on March 20, 2013, the Board of Directors of the Company approved June 18, 2013 as the date when the 2013 annual meeting of stockholders (the "Annual Meeting") will be held and established May 6, 2013 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting. On March 21, 2013, the Delaware Chancery Court filed its final order and judgment with respect to its determination that the Company hold the Annual Meeting on June 18, 2013. The Annual Meeting will be held on Tuesday, June 18, 2013, at 9:00 a.m., Eastern Daylight Savings Time, at the offices of Akerman Senterfitt, One Southeast Third Avenue, Suite 2500, Miami, FL 33131.

On March 27, 2013, Solitron Devices, Inc. (the "Company") entered into a Settlement Agreement (the "Agreement") with the State of Florida Department of Environmental Protection ("FDEP"). In connection with the Company's bankruptcy, in 1993, the United States Bankruptcy Court for the Southern District of Florida confirmed the Company's Fourth Amended Joint Plan of Reorganization (the "Confirmed Plan") and determined that FDEP was the holder of an allowed unsecured claim against the Company. The Company was ordered to pay FDEP a total of $36,001.20 over time in connection with FDEP's unsecured claim against the Company. As of the date of the Agreement, the Company had paid FDEP an aggregate of $12,443.23 in connection with FDEP's unsecured claim against the Company. FDEP also filed a lawsuit against the Company in the Circuit Court of the Nineteenth Judicial Circuit of Florida in and for Martin County, Florida (the "Circuit Court") and the Circuit Court entered a consent final judgment (the "Consent Judgment") in favor of FDEP, which was amended on September 27, 1995 (the "Amended Consent Judgment"). The Consent Judgment and Amended Consent Judgment provided for the funding of the cleanup of soil and groundwater contamination occurring at two parcels of property, referred to as the Riviera Beach Site and the Port Salerno Site.

As required by the Consent Judgment, the Company created the Riviera Beach Site Escrow Account and the Port Salerno Site Escrow Account, and periodically deposited funds into each account. The Company later sold the Riviera Beach Site and the Port Salerno Site. In accordance with the provisions of the Consent Judgment and Amended Consent Judgment, the proceeds of the sale of the two Sites were transferred to FDEP and/or the United States Environmental Protection Agency, as directed by FDEP. Following the sale of the Riviera Beach Site, the balance of funds in the Riviera Beach Escrow Account was distributed as directed by FDEP and the Account was closed. Following the sale of the Port Salerno site and distribution of the proceeds of sale, as directed by FDEP, $57,920.31 remained in the Port Salerno Site Escrow Account. As of October 24, 2012, FDEP contended that the Company's financial obligations under the Consent Judgment and Amended Consent Judgment totaled $214,820.00; combined with the outstanding balance on FDEP's unsecured claim of $23,557.97, the Company's total indebtedness to FDEP was $238,377.97.

Pursuant to the Agreement, the Company settled and satisfied all of FDEP's claims related to the Confirmed Plan, the Consent Judgment, the Amended Consent Judgment, the Riviera Beach Escrow Account and the Port Salerno Escrow Account with the payment to FDEP of the total sum of $165,000. This payment included the transfer of the remaining funds in the Port Salerno Escrow Account, plus the payment by the Company of an additional sum to reach the total settlement amount of $165,000. On Friday, March 29, 2013, the Escrow Agent for the Port Salerno Site Escrow Account transferred the balance of the funds in that account to FDEP. In addition, on March 29, 2013, the Company wired the sum of $107,079.87, representing the balance of funds owed by the Company under the Agreement. In return for the receipt of said funds, the Agreement provides for mutual releases among the parties.

The Company has no further obligations to FDEP under the Confirmed Plan, the Consent Judgment, the Amended Consent Judgment, the Riviera Beach Escrow Account and the Port Salerno Escrow Account.

On April 3, 2013, Solitron Devices, Inc., (the "Company"), entered into a Settlement Agreement (the "Agreement") with the City of Riviera Beach (the "City"). In connection with the Company's bankruptcy in the early 1990s, the United States Bankruptcy Court for the Southern District of Florida approved a payment by the Company to the City in the aggregate of $204,166.67 to be paid in quarterly payments of $1,046.49 (the "Installment Payment Obligation"). The Company began making the quarterly payments on June 30, 1995. As of the date of the Agreement, the Company's outstanding balance on the Installment Payment Obligation was $133,599.88.

Pursuant to the Agreement, the Company has paid the city a lump sum payment of $82,000 in full and final satisfaction of the Installment Payment Obligation.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Our Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of its management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e), and 15d-15(e)) as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Changes in Internal Control over Financial Reporting.

Based on an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, there has been no change in our internal control over financial reporting during our last fiscal quarter identified in connection with that evaluation, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended February 28, 2013.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended February 28, 2013.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended February 28, 2013.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended February 28, 2013.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended February 28, 2013.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

Reference is made to the Index set forth on Page 24 of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

All schedules have been omitted because they are inapplicable or the information is provided in the consolidated financial statements, including the notes hereto.

(a)(3) Exhibits

2.1 Debtors' Fourth Amended Plan of Reorganization of the Company (incorporated by reference to the Company's Form 8-K, dated September 3, 1993, as amended by the Company's Form 8-K/A, dated October 12, 1993).

2.2 Debtors' First Modification of Fourth Amended Plan of Reorganization of the Company (incorporated by reference to the Company's Form 8-K, dated September 3, 1993, as amended by the Company's Form 8-K/A, dated October 12, 1993).

2.3 Order Confirming Debtors' Fourth Amended Plan of Reorganization of the Company (incorporated by reference to the Company's Form 8-K, dated September 3, 1993, as amended by the Company's Form 8-K/A, dated October 12, 1993).

2.4 Consent Final Judgment of the Company (incorporated by reference to the Company's Form 8-K, dated September 3, 1993, as amended by the Company's Form 8-K/A, dated October 12, 1993).

3.1 Certificate of Incorporation of the Company (incorporated by reference to the Company's Form 10-K for the year ended February 28, 1993).

3.2 Bylaws of the Company (incorporated by reference to the Company's Form 10-K for the year ended February 28, 1993).

3.3 Amendment No. 1 to the Bylaws of Solitron Devices, Inc. (incorporated by reference to the Company's Form 8-K dated December 12, 2007).

3.4 Amendment No. 2 to the Bylaws of Solitron Devices, Inc. (incorporated by reference to the Company's Form 8-K filed on April 23, 2013).

4.1 Rights Agreement dated as of May 29, 2012, between Solitron Devices, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to the Company's Form 10-K for the year ended February 29, 2012).

10.1 + 1987 Incentive Stock Option Plan (incorporated by reference to the Company's Form 10-K for the years ended February 28, 1994 and February 28, 1995).

10.2 Purchase Agreement, dated October 5, 1992, by and among Solitron Devices, Inc., Solitron Specialty Products, Inc. (f/k/a Solitron Microwave, Inc.) and Vector Trading and Holding Corporation, along with and as amended by: (i) Amendment Number One to Purchase Agreement, dated October 28, 1992, by and among Solitron Devices, Inc., Solitron Specialty Products, Inc. (f/k/a Solitron Microwave, Inc.) and Vector Trading and Holding Corporation; (ii) Order, dated December 23, 1992, Authorizing the Sale of Certain of the Debtors' Assets to Vector Trading and Holding Corporation; (iii) Amendment Number Two to Purchase Agreement. dated February 28, 1993, by and among Solitron Devices, Inc., Solitron Specialty Products, Inc. (f/k/a Solitron Microwave, Inc.) and Vector Trading and Holding Corporation; and (iv) Order, dated March 4, 1993, Granting Vector Trading and Holding Corporation's Motion for Entry of Amended Order Authorizing Sale of Certain of the Debtors' Assets (incorporated by reference to the Company's Form 10-K for the year ended February 28, 1993).

10.3 Shared Services and Equipment Agreement, dated February 28, 1993, by and among Solitron Devices, Inc., Solitron Specialty Products, Inc. (f/k/a Solitron Microwave, Inc.) and S/V Microwave (incorporated by reference to the Company's Form 10-K for the year ended February 28, 1993).

10.4 Commercial Lease Agreement, dated January 1, 1992, between William C. Clark, as Trustee, and Solitron Devices, Inc. (incorporated by reference to the Company's Form 10-K for the year ended February 28, 1993).

10.5 Reduction in Space and Rent Agreement dated November 1, 2001 between Solitron Devices, Inc. and Technology Place, Inc. (incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended February 28, 2002).

10.6 + Employment Agreement, dated December 1, 2000, between Solitron Devices, Inc. and Shevach Saraf (incorporated by reference to the Company's Form 10-K for the year ended February 28, 2001)

10.7 Ability to Pay Multi-Site Settlement Agreement, effective as of February 24, 2006, between Solitron Devices, Inc. and the United States Environmental Protection Agency (incorporated by reference to the Company's Annual Report on Form10-KSB for the year ended February 28, 2006).

10.8+ Solitron Devices, Inc. 2007 Stock Incentive Plan (incorporated by reference to the Company's Form 8-K dated June 8, 2007, as amended by the Company's Form 8-K/A, dated June 12, 2007).

10.9 Commercial Lease Agreement, dated April 30, 2012, between Eurobank and Solitron Devices, Inc. (incorporated by reference to the Company's Form 10-K for the year ended February 29, 2012).

10.10 Settlement Agreement and Release, dated October 29, 2012, by and between Solitron Devices, Inc., its affiliates, agents and representatives and the Police and Fire Retirement System of City of Detroit, its affiliates, agents and representatives (incorporated by reference to the Company's Form 8-K filed on October 31, 2012).

10.11+ Employment Agreement Amendment, dated January 14, 2013, by and between Solitron Devices, Inc. and Shevach Saraf (incorporated by reference to the Company's Form 10-Q for the quarter Ended November 30, 2012).

10.12 Settlement Agreement, dated March 27, 2013, by and between the State of Florida Department of Environmental Protection and Solitron Devices, Inc. (incorporated by reference to the Company's Form 8-K filed on April 2, 2013).

10.13 Settlement Agreement, dated April 3, 2013, by and between the City of Riviera Beach and Solitron Devices, Inc. (incorporated by reference to the Company's Form 8-K filed on April 9, 2013).

16.1 Letter from Friedman, Cohen, Taubman & Company, LLC dated February 22, 2011 to the Securities and Exchange Commission (incorporated by reference to the Company's Form 8-K filed February 22, 2011).

16.2 Letter from Thomas, Howell, Ferguson, P.A. dated September 7, 2012 to the Securities and Exchange Commission (incorporated by reference to the Company's Form 8-K/A filed on September 11, 2012).

16.3 Letter from Thomas Howell, Ferguson, P.A. dated January 28, 2013 to the Securities and Exchange Commission (incorporated by reference to the Company's Form 8-K filed on January 24, 2013).

23.1* Consent of Goldstein, Schechter, Koch.

23.2* Consent of Meeks International, LLC.

31* Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32** Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*** XBRL Instance Document

101.SCH*** XBRL Taxonomy Extension Schema

101.CAL*** XBRL Taxonomy Extension Calculation Linkbase

101.DEF*** XBRL Taxonomy Extension Definition Linkbase

101.LAB*** XBRL Taxonomy Label Linkbase

101.PRE*** XBRL Taxonomy Presentation Linkbase

+ Management contracts or compensatory plans, contracts or arrangements.

* Filed herewith.

** Furnished herewith.

*** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLITRON DEVICES, INC.

/s/ Shevach Saraf

By: Shevach Saraf

Title: Chairman of the Board, President,
Chief Executive Officer, Treasurer and
Chief Financial Officer
(Principal executive officer and principal financial officer)

Date: May 15, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Shevach Saraf Shevach Saraf	Chairman of the Board, President, Chief Executive Officer, Treasurer and Chief Financial Officer. (Principal executive officer and principal financial officer)	May 15, 2013
/s/ Jacob Davis Jacob Davis	Director	May 15, 2013
/s/ Joseph F. Gerrity Joseph F. Gerrity	Director	May 15, 2013
/s/ Sidney H. Kopperl Sidney H. Kopperl	Director	May 15, 2013
/s/ Joseph Schlig Joseph Schlig	Director	May 15, 2013
/s/ Arthur LaPlante Arthur LaPlante	Director of Finance	May 15, 2013

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
23.1	Consent of Goldstein, Schechter, Koch.*
23.2	Consent of Meeks International, LLC.*
31	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase
101.DEF***	XBRL Taxonomy Extension Definition Linkbase
101.LAB***	XBRL Taxonomy Label Linkbase
101.PRE***	XBRL Taxonomy Presentation Linkbase

* Filed herewith.

** Furnished herewith.

*** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

CERTIFICATION

I, Shevach Saraf, Chairman, President, Chief Executive Officer, Treasurer and Chief Financial Officer of Solitron Devices, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Solitron Devices, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: May 15, 2013
/s/ Shevach Saraf

Shevach Saraf
Chairman, President,
Chief Executive Officer,
Treasurer and Chief Financial Officer

Certification Required by 18 U.S.C. Section 1350
(as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the Annual Report of Solitron Devices, Inc. (the "Company") on Form 10-K for the period ended February 28, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Shevach Saraf, as Chairman, President, Chief Executive Officer, Treasurer and Chief Financial Officer of Solitron Devices, Inc., certify, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 15, 2013
/s/ Shevach Saraf

Shevach Saraf
Chairman, President,
Chief Executive Officer,
Treasurer and Chief Financial Officer

SOLITRON DEVICES, INC.

HEADQUARTERS

3301 Electronics Way
West Palm Beach, Florida 33407

2013 ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Solitron Devices, Inc. will be held on Tuesday, June 18, 2013 at 9:00 a.m., Eastern Time, at the office of Akerman Senterfitt, One Southeast Third Avenue, Suite 2500, Miami, Florida 33131.

COMMON STOCK INFORMATION

The Company's common stock trades on the Over The Counter Bulletin Board ("OTCBB") under the symbol "SODI".

TRANSFER AGENT AND REGISTRAR

For inquiries regarding address changes, stock transfers, lost stock certificates or other account matters, please contact:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Telephone: 1-800-509-5586

FORM 10-K

Copies of the Company's Form 10-K for the year ended February 28, 2013 may be obtained without charge by writing Mr. Shevach Saraf, Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer, c/o Solitron Devices, Inc., 3301 Electronics Way, West Palm Beach, Florida 33407. Exhibits will be furnished upon request and upon payment of a handling charge of $.25 per page, which represents our reasonable cost of furnishing such exhibits.

BOARD OF DIRECTORS AND EXECUTIVE OFFICER

Shevach Saraf
Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer of Solitron Devices, Inc.

Jacob A. Davis
Retired; Former Vice President of Business Planning and Finance for AET, Inc., a developing software company.

Joseph F. Gerrity
Chief Financial Officer of Tecore Inc., a wireless technology company, and Corporate Officer of AirNet Communications Corporation, a provider of base stations and other wireless telecommunications infrastructure products.

Sidney H. Kopperl
Chief Operating Officer of CellAntenna Corp., a telecommunications company.

Joseph Schlig
Managing Director of Fairhaven Associates, a consulting firm.

BOARD COMMITTEES

Audit Committee
Joseph Schlig (Chairman), Jacob A. Davis and Joseph F. Gerrity

Compensation Committee
Jacob A. Davis (Chairman), Sidney H. Kopperl and Joseph Schlig

SOLITRON DEVICES, INC.
3301 Electronics Way
West Palm Beach, Florida, 33407


RECEIVED
MAY 2 0 2013

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on June 18, 2013

To our Stockholders:

The Annual Meeting of Stockholders of Solitron Devices, Inc. (the "Company") will be held on Tuesday, June 18, 2013 at 9:00 a.m., Eastern Time, at the offices of Akerman Senterfitt, One Southeast Third Avenue, Suite 2500, Miami, FL 33131 for the following purposes:

(1) The election of five (5) directors. The Class I directors will serve for a term until the 2014 Annual Meeting of Stockholders, the Class II directors will serve for a term until the 2015 Annual Meeting of Stockholders, and the Class III director will serve for a term until the 2016 Annual Meeting of Stockholders;

(2) The ratification of the selection of Goldstein Schechter Koch, P.A. as the Company's independent certified public accountants for the fiscal year ending February 28, 2014;

(3) A non-binding advisory vote on the compensation of the named executive officer of the Company ("Say on Pay");

(4) A non-binding advisory vote on the frequency of the advisory vote on Say on Pay in future years; and

(5) The transaction of such other and further business as may properly come before the meeting or any adjournments or postponements of the meeting.

The Board of Directors has fixed the close of business on May 6, 2013 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting.

The enclosed proxy statement contains information pertaining to the matters to be voted on at the annual meeting. A copy of the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2013 is being mailed with this proxy statement.

By order of the Board of Directors,

/s/ Shevach Saraf

Shevach Saraf
Chairman of the Board, President, Chief
Executive Officer and Chief Financial Officer

West Palm Beach, Florida
May 17, 2013

IMPORTANT NOTICE
REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 18, 2013

The accompanying proxy statement and the 2013 Annual Report on Form 10-K are available on the Company's website on the Investor Relations page at

http://www.solitrondevices.com

YOU ARE REQUESTED, REGARDLESS OF THE NUMBER OF SHARES OWNED, TO SIGN AND DATE THE ENCLOSED PROXY AND TO MAIL IT PROMPTLY, OR TO USE THE INTERNET VOTING SYSTEM SET FORTH IN THE PROXY.

SOLITRON DEVICES, INC.
3301 Electronics Way
West Palm Beach, Florida, 33407

PROXY STATEMENT

Annual Meeting of Stockholders
To be held on June 18, 2013

General

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Solitron Devices, Inc. of proxies to be voted at our 2013 Annual Meeting of Stockholders and at any and all postponements or adjournments thereof. Our Annual Meeting will be held on Tuesday, June 18, 2013, at 9:00 a.m., Eastern Time, at the offices of Akerman Senterfitt, One Southeast Third Avenue, Suite 2500, Miami, FL 33131. If you plan to attend the Annual Meeting, you can obtain directions to the Miami office of Akerman Senterfitt at http://www.akerman.com/locations/directions.asp?id=5. This proxy statement and the enclosed form of proxy are first being sent to stockholders on or about May 17, 2013. In this proxy statement, Solitron Devices, Inc. is referred to as the "Company," "we," "our" or "us."

Purposes of the Meeting

At the Annual Meeting, our stockholders will consider and vote upon the following matters:

(1) The election of five (5) directors. The Class I directors will serve for a term until the 2014 Annual Meeting of Stockholders, the Class II directors will serve for a term until the 2015 Annual Meeting of Stockholders, and the Class III director will serve for a term until the 2016 Annual Meeting of Stockholders;

(2) The ratification of the selection of Goldstein Schechter Koch, P.A. as the Company's independent certified public accountants for the fiscal year ending February 28, 2014;

(3) A non-binding advisory vote on the compensation of the named executive officer of the Company ("Say on Pay");

(4) A non-binding advisory vote on the frequency of the advisory vote on Say on Pay in future years; and

(5) The transaction of such other and further business as may properly come before the meeting or any adjournments or postponements of the meeting.

Outstanding Securities and Voting Rights

Only holders of record of the Company's common stock at the close of business on May 6, 2013, the record date, will be entitled to notice of, and to vote at, the Annual Meeting. On that date, we had 2,177,832 shares of common stock outstanding. Each share of common stock is entitled to one vote at the Annual Meeting.

The common shares of stock represented at the Annual Meeting, either in person or by proxy, and entitled to vote at the Annual Meeting, constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be included in determining the presence of a quorum at the Annual Meeting. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Under New York Stock Exchange rules, a broker does not have the discretion to vote on Proposal 1 — Election of Directors, Proposal 3 — Say on Pay and Proposal 4 — Frequency of the Vote on Say on Pay. As a result, any broker that is a member of the NYSE will not have the discretion to vote Proposals 1, 3 and 4. A broker non-vote or an abstention will have no effect on the proposals, except that an abstention will have the same effect as a vote against Proposal 2 — ratification of Goldstein Schechter Koch, P.A. as our independent certified public accountants for the year ending February 28, 2014 and Proposal 3 — Say on Pay Proposal.

Proxy Voting

Shares for which proxy cards are properly executed and returned will be voted at the Annual Meeting in accordance with the directions given or, in the absence of directions, will be voted **"FOR"** Proposal 1 — the election of each of the nominees to the Board named herein, **"FOR"** Proposal 2 — the ratification of Goldstein Schechter Koch, P.A. as our independent certified public accountants for the year ending February 28, 2014, **"FOR"** Proposal 3 — the approval of the Say on Pay proposal, and for the selection of **"3 YEARS"** as the frequency with which stockholders are provided an advisory vote on Say on Pay. If, however, other matters are properly presented, the person named in the proxies in the accompanying proxy card will vote in accordance with their discretion with respect to such matters.

Voting by Stockholders of Record.

If you are a stockholder of record (your shares are registered directly in your name with our transfer agent), you may vote by proxy via the Internet or by mail by following the instructions provided on the proxy card. Stockholders of record who attend the Annual Meeting may vote in person by obtaining a ballot from the inspector of elections. Please be prepared to present photo identification for admittance to the Annual Meeting.

Voting by Beneficial Owners.

If you are a beneficial owner of shares (your shares are held in the name of a brokerage firm, bank, or other nominee), you may vote by proxy by following the instructions provided in the vote instruction form, or other materials provided to you by the brokerage firm, bank, or other nominee that holds your shares. To vote in person at the Annual Meeting, you must obtain a legal proxy from the brokerage firm, bank, or other nominee that holds your shares, and present such legal proxy from the brokerage firm, bank, or other nominee that holds your shares for admittance to the Annual Meeting. Also, be prepared to present photo identification for admittance to the Annual Meeting.

Changing Your Vote.

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may vote again on a later date via the Internet (only your latest Internet proxy submitted prior to the meeting will be counted), by signing and returning a new proxy card with a later date, or by attending the Annual Meeting and voting in person. Your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked.

All votes will be tabulated by an Inspector of Elections appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A list of the stockholders entitled to vote at the Annual Meeting will be available at the Company's executive office, located at 3301 Electronics Way, West Palm Beach, Florida 33407, for a period of ten (10) days prior to the Annual Meeting for examination by any stockholder.

ELECTION OF DIRECTORS

Upon the recommendation of our independent directors, our Board has nominated the five persons listed below to stand for election. Each director nominee is a current director who is standing for election for the first time upon the recommendation of the independent directors. The Class I directors identified below will hold office for a term expiring at the 2014 Annual Meeting of Stockholders; the Class II directors identified below will hold office for a term expiring at the 2015 Annual Meeting of Stockholders; and the Class III director identified below will hold office for a term expiring at the 2016 Annual Meeting of Stockholders. At each Annual Meeting of Stockholders following this election, the successors to the class of directors whose terms expire at that meeting will be elected for a term of office to expire at the third succeeding Annual Meeting of Stockholders after their election, and until their successors have been duly elected and qualified.

Each nominee listed below is willing and able to serve as a director. If any nominee becomes unavailable for any reason, a situation which is not anticipated, a substitute nominee may be proposed by the Board, and any shares represented by proxy will be voted for the substitute nominee, unless the Board reduces the number of directors.

The following table sets forth certain information concerning the nominees for director:

Name	Age	Positions with the Company	Director Since
Shevach Saraf	70	Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer	1992
Jacob A. Davis[(1)(2)]	76	Director	1996
Joseph F. Gerrity[(1)]	60	Director	2013
Sidney H. Kopperl[(2)]	66	Director	2013
Joseph Schlig[(1)(2)]	85	Director	1996

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

CLASS I — TERM EXPIRING AT 2014 ANNUAL MEETING

Joseph F. Gerrity

Mr. Gerrity was appointed a director on May 13, 2013. Mr. Gerrity also serves as a member of the Audit Committee. Mr. Gerrity has served as Chief Financial Officer of Tecore Inc, where he is responsible for financial management, strategic planning and the company's Florida production facility, since 2006. He also serves AirNet Communications Corporation holding the positions of Director of Strategic Planning and CFO, since 1999. Mr. Gerrity also served as CFO of COREdata Corporation a provider of advanced intelligent networks for Mobile Switch Centers (MSCs) from 1995 to 1999. Mr. Gerrity served with Harris Corporation from 1981 to 1995, most recently as Controller of the Military and Space Division of Harris Semiconductor. Other Harris Corporation positions include: Business Area Manager C3I, Sr. Audit Manager, and Manager of Strategic Planning for the Government Communications Sector. Mr. Gerrity holds an M.S. in Management from the University of Wisconsin and a B.S. in Management from Marquette University.

The Company believes that Mr. Gerrity's extensive experience, his depth of skills, executive management experience, and industry expertise highly qualifies him as a member of our Board of Directors.

Sidney H. Kopperl

Mr. Kopperl was appointed a director on May 13, 2013. Mr. Kopperl also serves as a member of the Compensation Committee. Mr. Kopperl currently is employed as Chief Operating Officer of CellAntenna Corp., a privately owned communications company located in Coral Springs, Florida, a position he has held since 2007. The company provides in-building cellular solutions worldwide, as well as distributing cellular suppression products. Prior to this, he was a partner and Chief Operating Officer of LendingOne, a hard money mortgage company, from 2002 to 2007. Mr. Kopperl has a long history of bank management with over 35 years of experience having worked for Union Bank of Florida, SouthTrust Bank, Capital Bank, First American Bank, in Florida, as well as CityTrust in Connecticut, and Bank Leumi Trust Co and National Bank of North America in New York. In these positions he was responsible for operations as well as new business development. He is a graduate of the School of Credit and Financial Management from Williams College in 1980. He received a Master's degree in

Management from University of Hartford in 1977. He holds a Bachelor of Arts in Political Science from Long Island University in 1969.

He currently sits on the Board of Directors of After Schools Programs, a not for profit company and is President of Pelican Trail H. O. A. He formally sat on the board of directors of the Coral Springs Economic Development Foundation, was the founder and Chairman of the Chamber of Commerce of Coral Springs, Vice Chairman of Communities in Schools of Broward County, and President of the Soref Jewish Community Center of Broward County. He has sat on several other community boards as well as Advisory Boards for Stonegate Bank and Florida Bank. He is a Graduate of Leadership Broward and a Graduate of Leadership Broward Senior Executive Program. He served as a Board member of Leadership Broward and served as a Chairman of the Senior Executive program.

Based on his many years of experience in financial management as well as operations, the Company believes that Mr. Kopperl's background and experience highly qualifies him as a member of our Board of Directors.

CLASS II — TERM EXPIRING AT 2015 ANNUAL MEETING

Jacob A. Davis

Mr. Davis was appointed a director of the Company on August 26, 1996. Mr. Davis also serves as the Chairman of the Compensation Committee and a member of the Audit Committee. During the past several years, his major focus has been to serve on the Board of Directors of the Company as well as serving on the Advisory Board of HMMI, a privately held plastic injection molding company. From 1995 to 1999, he was Vice President of Business Planning and Finance for AET, Inc. a developing software company based in Melbourne, Florida. During this time, AET received several Small Business Innovation Research (SBIR) grants/contracts. He has served on the Board of AET since the inception of the company in 1995. In 1994 and 1995, he was Visiting Professor in Engineering Management at Florida Institute of Technology. He was a Vice-Chairman of the Brevard county SCORE Chapter and has devoted significant time counseling local businesses. He was an active member of the International Executive Service Corps (IESC) serving in South Russia during May and June of 1996, and again in February and March of 1998.

Prior to joining AET, Mr. Davis was with Harris Semiconductor for 26 years. During his last 12 years with Harris Semiconductor, he was Vice President-General Manager of the Military and Aerospace Division, the Custom Integrated Circuits Division and the Harris Microwave Division. Mr. Davis has served in a variety of other capacities at Harris Semiconductor including Vice President of Engineering, Director of Manufacturing, Director of Special Services, and Device Research Engineer.

Mr. Davis received a doctor of philosophy from Purdue University in 1969 and a bachelor's of science in electrical engineering from North Carolina State University. He is a Lifetime Member of the Institute of Electrical and Electronics Engineers (IEEE) and was an active member of the Electrochemical Society during much of his career. He has served on a variety of advisory boards for several universities. He holds four patents and has given a number of overview papers and invited presentations at several conferences.

The Company believes that Mr. Davis' extensive background and experience in semiconductor technologies highly qualifies him as a member of our Board of Directors.

Joseph Schlig

Mr. Schlig was appointed a director of the Company on August 26, 1996. Mr. Schlig also serves as the Chairman of the Audit Committee and a member of the Compensation Committee. Since 1985, he has been Managing Director of Fairhaven Associates, a professional consulting firm supporting small and medium size businesses in strategic planning, financial, marketing and operations management and organizational development. From 1995 to 1997, Mr. Schlig also served as Chief Financial Officer of Industrial Technologies, Inc., (INTE.PK — NASDAQ). For the prior five years, Mr. Schlig was a business consultant to private companies and to the State of Connecticut Department of Economic Development.

Prior to 1985, Mr. Schlig had many years of business experience including Director of Marketing, Latin America for ITT and Director of International Operations for Revlon, Inc. Mr. Schlig has also operated several small/medium size companies in both the public and private sectors. He also served as a director of the Trumbull Technology Foundation and as a Director of the MIT Enterprise Forum of Connecticut and served as a director of the Bridgeport (Connecticut) Economic Development Corporation. He was an alternate member of the Board of Finance of the Town of Trumbull, Connecticut. He most recently was a member of the Board of Trustees of the Trumbull Library System. He has been active as a judge for the annual Yale Venture Challenge of the Yale University Entrepreneurial Society. Mr. Schlig has an engineering degree from the Stevens Institute of Technology and an MBA from the Harvard Business School where he was a Baker Scholar.

Mr. Schlig brings merger and acquisition experience to the Board of Directors as well as the experience of having held executive positions with companies. He was also a director of a public technology company whose primary business was with agencies of the U.S. Government. In addition, he has been engaged with technology companies both domestically and internationally. The Company believes that Mr. Schlig's experience across a variety of industries adds significant value and diversity to the Board and highly qualifies him as a member of our Board of Directors.

CLASS III — TERM EXPIRING AT 2016 ANNUAL MEETING

Shevach Saraf

Mr. Saraf was appointed a director of the Company on November 2, 1992. Mr. Saraf has been President of the Company since November 1992, Chief Executive Officer of the Company since December 1992, Chairman of the Board since September 1993 and Chief Financial Officer since 2000. He has 47 years' experience in operations and engineering management with electronics and electromechanical manufacturing companies.

Before joining Solitron in 1992, Mr. Saraf was Vice President of Operations and a member of the Board of Directors of Image Graphics, Inc ("Image Graphics"), a military and commercial electron beam recorder manufacturer based in Shelton, Connecticut. As head of Image Graphics' engineering, manufacturing materials and field service operations, he turned around the firm's chronic cost and schedule overruns to on-schedule and better-than-budget performance. Earlier, he was President of Value Adding Services, a management consulting firm in Cheshire, Connecticut. This company provided consulting and turnaround services to electronics and electromechanical manufacturing companies with particular emphasis on operations. From 1982 to 1987, Mr. Saraf was Vice President of operations for Harmer Simmons Power Supplies, Inc., a power supplies manufacturer in Seymour, Connecticut. He founded and directed all aspects of the company's startup and growth, achieving $12 million in annual sales and a staff of 180 employees. Mr. Saraf also previously held executive positions with Photofabrication Technology, Inc. and Measurements Group of Vishay Intertechnology, Inc.

Born and raised in Tel Aviv, Israel, he served in the Israeli Air Force from 1960-1971 as an electronics technical officer. He received his master's in business administration from Rensselaer Polytechnic Institute, Troy, NY, and his master's in management from Rensselaer at Hartford (formerly known as Hartford [CT] Graduate Center). He also received associate degrees from the Israeli Institute of Productivity, the Teachers & Instructors Institute, and the Israeli Air Force Technical Academy.

The Company believes that Mr. Saraf's extensive experience, his depth of skills, executive management experience, and industry expertise when coupled with his success starting manufacturing companies, turning around failing companies and his leadership since leading the Company out of bankruptcy proceedings in 1993, as Chairman, President, and CEO of the Company highly qualifies him as a member of our Board of Directors.

Vote Required and Recommendation

Directors will be elected by a majority of the votes cast with respect to such director's election at the Annual Meeting.

The Board of Directors recommends a vote **"FOR"** the nominees listed above.

Director Compensation

The following table sets forth information regarding the compensation of our non-employee directors for the year ended February 28, 2013. Messrs. Gerrity and Kopperl are omitted from the table as they did not serve as directors during the year ended February 28, 2013.

Name	Fees Earned Or Paid In Cash($)	All Other Compensation($)[1]	Total($)
Jacob A. Davis[2]	12,000	11,719	23,719
Joseph Schlig[2]	12,000	11,719	23,719

(1) During fiscal year 2013, the Company paid each of its directors $7,500 as additional cash awards for services rendered during fiscal year 2012 and $4,219 as additional cash awards for services rendered during fiscal year 2013.

(2) As of February 28, 2013, the directors hold fully vested unexercised options in the following amounts: Mr. Davis: 3,000 shares, Mr. Schlig: 3,000 shares.

Each director who is not employed by the Company receives $1,500 for each meeting of the Board he attends and $250 for each committee meeting he attends on a date on which no meeting of the Board is held. In addition, all out-of-pocket expenses incurred by a director in attending Board or committee meetings are reimbursed by the Company. The Chairmen of the Audit and Compensation Committees receive $1,500 per quarter for their additional duties and responsibilities. In addition, annually each director who is not employed by the Company may receive additional cash or equity awards for their services on the Board.

Board Meetings; Annual Meeting Attendance; Independence

The Board oversees our business and affairs and monitors the performance of management. The Board met regularly during the fiscal year ended February 28, 2013 ("fiscal 2013") and continues to meet regularly to review matters affecting our company and to act on matters requiring Board approval. The Board also holds special meetings whenever circumstances require and may act by unanimous written consent. During fiscal 2013, the Board of Directors held 10 meetings and took no actions by unanimous written consent. During fiscal 2013, all directors attended all board and committee meetings held during this period. The Board of Directors encourages, but does not require, its directors to attend the Company's annual meeting.

The Board of Directors is currently composed of the following five directors: Messrs. Saraf, Davis, Gerrity, Kopperl and Schlig. Messrs. Davis, Gerrity, Kopperl and Schlig all meet the criteria for independence specified in the listing standards of the Nasdaq Stock Market.

Code of Ethics

The Company has adopted a Code of Ethics for Senior Financial Officers, which includes the Company's principal executive officer, principal financial officer and controller, pursuant to the Sarbanes-Oxley Act of 2002. The Code of Ethics is published on the Company's web site at www.solitrondevices.com on the Investor Relations page.

Board Leadership Structure

The Board of Directors has no policy regarding the need to separate or combine the offices of Chairman of the Board and Chief Executive Officer and instead the Board of Directors remains free to make this determination from time to time in a manner that seems most appropriate for the Company. The positions of Chairman of the Board and Chief Executive Officer are currently held by Shevach Saraf. As a company that is focused on its core business, we believe the Chief Executive Officer is in the best position to direct the independent directors' attention on the issues of greatest importance to the Company and its stockholders. As a result, the Company does not have a lead independent director. Since our Chief Executive Officer knows the Company's business and has over forty years of experience, we believe that our Chief Executive Officer is the appropriate person to lead the Board of Directors. Our overall corporate governance policies and practices combined with the strength of our independent directors and our internal controls minimize any potential conflicts that may result from combining the roles of Chairman and Chief Executive Officer.

Board Oversight of Enterprise Risk

The Board of Directors is actively involved in the oversight and management of risks that could affect the Company. This oversight and management is conducted primarily through the committees of the Board of Directors identified below but the full Board of Directors has retained responsibility for general oversight of risks. The Audit Committee is primarily responsible for overseeing the risk management function, specifically with respect to management's assessment of risk exposures (including risks related to liquidity, credit, operations and regulatory compliance, among others), and the processes in place to monitor and control such exposures. The Compensation Committee considers the risks within their areas of responsibility. The Board of Directors satisfies their oversight responsibility through full reports by each committee chair regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

Committees

The standing committees of the Board of Directors are the Audit Committee and the Compensation Committee.

Audit Committee

The Audit Committee consists of Messrs. Davis, Gerrity and Schlig (Chairman). The Board of Directors has determined that the members of the Audit Committee are independent pursuant to the Nasdaq Stock Marketplace Rules (the "Nasdaq Rules"). The Company's Audit Committee generally has responsibility for appointing, overseeing and determining the compensation of our independent certified public accountants, reviewing the plan and scope of the independent certified public accountants' audit, reviewing our audit and control functions, approving all non-audit services provided by our independent certified public accountants and reporting to our full Board of Directors regarding all of the foregoing. Additionally, our Audit Committee provides our Board of Directors with such additional information and materials as it may deem necessary to make our Board of Directors aware of significant financial matters that require its attention. The Company has adopted an Audit Committee Charter, a copy of which is published on the Company's web site at www.solitrondevices.com on the Investor Relations page. The Company has determined that the audit committee "financial expert" is Mr. Joseph Schlig. The Audit Committee met four times during fiscal 2013.

Compensation Committee

The members of the Compensation Committee are Messrs. Davis (Chairman), Kopperl, and Schlig. The Board of Directors has determined that the members of the Compensation Committee are independent pursuant to the Nasdaq Rules. The responsibilities and duties of the Compensation Committee consist of, but are not limited to: reviewing, evaluating and approving the agreements, plans, policies and programs of the Company to compensate the officers and directors of the Company and otherwise discharging the Board of Directors' responsibilities relating to compensation of the Company's officers and directors. The Compensation Committee has determined that no risks exist arising from the Company's compensation policies and practices for its employees that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee has not retained a compensation consultant to review our policies and procedures with respect to executive compensation. The Compensation Committee met two times during fiscal 2013. A copy of the Compensation Committee's charter is located on our website at www.solitrondevices.com on the Investor Relations page.

Communications with our Board of Directors

Any stockholder who wishes to send a communication to our Board of Directors should address the communication either to the Board of Directors or to the individual director c/o Shevach Saraf, Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer, Solitron Devices, Inc., 3301 Electronics Way, West Palm Beach, Florida, 33407. Mr. Saraf will forward the communication either to all of the directors, if the communication is addressed to the Board, or to the individual director, if the communication is addressed to a specific director.

Nominees for Director

The Company does not have a separate nominating committee. The Board of Directors believes that the task of nominating prospective directors requires the participation of all current independent directors, rather than a separate committee consisting of only certain independent directors. The independent directors will consider all qualified director candidates identified by various sources, including members of the Board, management and stockholders. Candidates for directors recommended by stockholders will be given the same consideration as those identified from other sources. The independent directors are responsible for reviewing each candidate's biographical information, meeting with each candidate and assessing each candidate's independence, skills and expertise based on a number of factors. While we do not have a formal policy on diversity, when considering the selection of director nominees, the independent directors consider individuals with diverse backgrounds, viewpoints, accomplishments, cultural background, and professional expertise, among other factors.

Only persons who are nominated in accordance with the procedures set forth in Section 12 of our Bylaws shall be eligible for election as directors. Nominations of persons for election to the Board of Directors may be made at a meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Company entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in Section 12 of our Bylaws. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made by timely notice in writing to the Secretary of the Company. To be timely, a stockholder's notice must be delivered or mailed to and received at the principal executive offices of the Company not less than 30 days prior to the date of the meeting, provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, to be timely, a stockholder's notice must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder's notice shall set forth (i) as to each person whom such stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including each such person's written consent to serving as a director if elected); and (ii) as to the stockholder giving the notice (x) the name and address of such stockholder as they appear on the Company's books, and (y) the class and number of shares of the Company's capital stock that are beneficially owned by such stockholder.

SELECTION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Audit Committee of our Board of Directors has selected Goldstein Schechter Koch, P.A. ("GSK") as our independent certified public accountants for the year ending February 28, 2014. GSK has served as our independent certified public accountants since January 24, 2013. If the selection of GSK as our independent registered public accounting firm is not ratified by our stockholders, the Audit Committee will re-evaluate its selection, taking into consideration the stockholder vote on the ratification. However, the Audit Committee is solely responsible for selecting and terminating our independent registered public accounting firm, and may do so at any time at its discretion. A representative of GSK is expected to attend the Annual Meeting and be available to respond to appropriate questions. The representative also will be afforded an opportunity to make a statement, if he or she desires to do so.

Change in Independent Certified Public Accountants

Merger of Meeks and THF

Effective September 1, 2012, Meeks International, Inc. ("Meeks"), the prior independent registered public accounting firm of the Company, was acquired by Thomas, Howell, Ferguson, P.A. ("THF") in a transaction pursuant to which Meeks merged its operations into THF and the professional staff and partners of Meeks joined THF as employees with Charlie M. Meeks becoming a partner of THF. As a result of the merger, Meeks effectively resigned as the Company's independent registered public accounting firm on September 1, 2012. The Audit Committee of the Board of Directors of the Company was advised of the merger and approved the engagement of THF, as the Company's independent registered public accounting firm, effective September 1, 2012.

Meeks audited the Company's consolidated financial statements for the fiscal years ended February 29, 2012 and February 28, 2011. The reports of Meeks on the consolidated financial statements of the Company for the fiscal years ended February 29, 2012 and February 28, 2011 did not contain an adverse opinion nor a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with Meeks' audits of the Company's financial statements for the fiscal years ended February 29, 2012 and February 28, 2011, and through the interim period ended September 1, 2012, the Company has had no disagreement with Meeks on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Meeks, would have caused Meeks to make a reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for the fiscal years ended February 29, 2012 and February 28, 2011.

Prior to engaging THF, neither the Company nor anyone acting on the Company's behalf consulted THF regarding either (i) the application of accounting principles to a specific completed or proposed transaction, or the type of audit opinion that might be rendered on the Company's financial statements, and either a written report was provided to the Company or oral advice was provided that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions to such item) or a reportable event (as described in Item 304 (a)(1)(v) of Regulation S-K).

Termination of THF

On January 24, 2013, we terminated the engagement of THF as the Company's independent registered public accounting firm. The Audit Committee of the Board of Directors of the Company recommended and approved the decision to terminate THF.

THF was engaged on September 1, 2012 in connection with the merger of Meeks with and into THF. Meeks served as the Company's independent registered public accounting firm from February 15, 2011 through September 1, 2012, the time of the merger with THF. As a result, THF has not audited any of the Company's financial statements. Meeks previously audited the Company's consolidated financial statements for the fiscal years ended February 29, 2012 and February 28, 2011. Also, in connection with THF's service to the Company as its independent registered public accounting firm from September 1, 2012 to January 24, 2013, the Company has had no disagreement with THF on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Engagement of GSK

The Company's Audit Committee reviewed the qualifications of several potential applicants and chose GSK as the successor independent registered public accounting firm to be engaged effective January 24, 2013.

Prior to engaging GSK, neither the Company nor anyone acting on the Company's behalf consulted GSK regarding either (i) the application of accounting principles to a specific completed or proposed transaction, or the type of audit opinion that might be rendered on the Company's financial statements, and no written report or oral advice was provided to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions to such item) or a reportable event (as described in Item 304 (a)(1)(v) of Regulation S-K).

Auditor Fees And Services

The following table sets forth the fees billed by Meeks, THF and GSK for the years ended February 28, 2013 and February 29, 2012.

	2013	2012
Audit Fees	$57,500[(1)]	$57,131[(2)]
Audit-Related Fees	523[(3)]	1,828[(2)]
Tax Fees	562[(3)]	2,500[(3)]
All Other Fees	5,000[(4)]	—
Total	$63,585	$61,459

(1) Represents $50,000 for fees billed by GSK, $5,000 for fees billed by THF for quarterly reports, and $2,500 for fees billed by Meeks for quarterly reports.

(2) Fees billed by Meeks.

(3) Fees billed by THF.

(4) Represents $5,000 for fees billed by Meeks in connection with the Annual Report on Form 10-K for the year ended February 28, 2013.

Pre-Approval Policies and Procedures for Audit and Permitted Non-Audit Services

The Audit Committee has a policy of considering and, if deemed appropriate, approving, on a case by case basis, any audit or permitted non-audit service proposed to be performed by the Company's principal accountant in advance of the performance of such service. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has not implemented a policy or procedure which delegates the authority to approve, or pre-approve, audit or permitted non-audit services to be performed by the Company's principal accountant. In connection with making any pre-approval decision, the Audit Committee must consider whether the provision of such permitted non-audit services performed by the Company's principal accountant is consistent with maintaining the Company's principal accountant's status as our independent auditors at such time.

Consistent with these policies and procedures, the Audit Committee approved all of the services rendered by Meeks, THF and GSK for the years ended February 28, 2013 and February 29, 2012, as described above.

Vote Required and Recommendation

The proposal to approve the selection of GSK as our independent accountant for the fiscal year ending February 28, 2014, requires the affirmative vote of a majority of the voting power of the issued and outstanding stock of the Company entitled to vote, present in person or represented by proxy at the Annual Meeting.

The Board of Directors recommends a vote **"FOR"** the proposal.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for establishing and maintaining adequate internal control over financial reporting, for preparing the financial statements and for the report process. The Audit Committee members do not serve as professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent public accounting firm. We have engaged Goldstein Schechter Koch, P.A. ("GSK") as our independent public accountants to report on the conformity of the Company's financial statements to accounting principles generally accepted in the United States. In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with management of the Company.

2. The Audit Committee has discussed with GSK, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T.

3. The Audit Committee has also received the written disclosures and the letter from GSK required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence and the Audit Committee has discussed the independence of GSK with that firm.

4. Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board of Directors and the Board of Directors approved the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2013, for filing with the SEC.

The foregoing has been furnished by the Audit Committee:

Joseph Schlig, Chairman
Jacob A. Davis

This "Audit Committee Report" is not "Soliciting Material," is not deemed filed with the SEC and it not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

MANAGEMENT

Executive Officers

Please refer to the biographical information for Mr. Saraf, our Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer, listed above in the "Election of Directors" section.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation paid by the Company, to or on behalf of the following named executive officer for the fiscal years ended February 28, 2013 and February 29, 2012.

Name and Principal Position	Year	Salary($)	Bonus($)	All Other Compensation($)	Total($)
Shevach Saraf	2013	$272,000	$104,000[1]	$27,000[2]	$403,000
Chairman of the Board, President, and CFO	2012	$264,000	$ 90,000[3]	$26,000[2]	$380,000

(1) The Company accrued $104,000 as a bonus to Mr. Saraf for the fiscal year ended February 28, 2013. $68,000 of the bonus was paid in December 2012 following approval by the Compensation Committee at a meeting held on December 12, 2012. The Compensation Committee approved the remainder of the bonus at a meeting held on May 13, 2013, which bonus will be paid during June 2013.

(2) Represents Life, Disability, & Medical Insurance premiums plus personal car expenses. For the year ended February 28, 2013, Life, Disability, Medical Insurance premiums were $25,000 and car expenses were $2,000. For the year ended February 29, 2012, Life, Disability, Medical Insurance premiums were $24,000 and car expenses were $2,000.

(3) The Company accrued $90,000 for a bonus to Mr. Saraf for the fiscal year ended February 29, 2012. The Compensation Committee met and approved the bonus and the bonus was paid during June 2012.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth certain summary information concerning outstanding equity awards as of February 28, 2013 held by the following named executive officer.

Option Awards					
Name	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexerciseable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Shevach Saraf	254,624	—	—	$ .40	[2]
	175,636	—	—	$1.05	[2]

(1) These options were fully exercisable as of February 28, 2013.

(2) These options do not expire.

Mr. Saraf's Employment Agreement

On December 1, 2000, the Company entered into an employment agreement with Shevach Saraf, the President and Chief Executive Officer of the Company. On January 14, 2013, the Company amended the employment agreement with Mr. Saraf. The description below summarizes the employment agreement, as amended.

The initial term of employment agreement was five years. The employment agreement stipulates that the contract is automatically extended for one-year periods unless a notice is given by either party at least 180 days prior to the scheduled expiration of the initial term or any extensions. This agreement provides, among other things, for annual compensation of $240,000 and a bonus pursuant to a formula. The employment agreement stipulates that Mr. Saraf shall be entitled to a bonus equal to fifteen percent (15%) of the Company's pre-tax income in excess of Two Hundred Fifty Thousand Dollars ($250,000). For purposes of the agreement, "pre-tax income" shall mean net income before taxes, excluding (i) all extraordinary gains or losses, (ii) gains resulting from debt forgiven associated with the buyout of unsecured creditors, and (iii) any bonus paid to Mr. Saraf. The bonus payable thereunder shall be paid within ninety (90) days after the end of the fiscal year.

Upon execution of the agreement, Mr. Saraf received a grant to purchase ten percent (10%) of the outstanding shares of the Company's common stock, par value $.01 calculated on a fully diluted basis, at an exercise price per share equal to the closing asking price of the company's common stock on the OTCBB on the date of the grant ($0.40). Fifty percent (50%) of the initial stock options granted vested immediately upon grant. The remaining fifty percent (50%) of the initial stock options vested in equal amount on each of the first five anniversaries of the date of grant. All of these options are now fully vested. These stock options are in addition to, and not in lieu of or in substitution for, the stock options (the "1992 Stock Options") granted to Mr. Saraf pursuant to the Incentive Stock Option Plan Agreement dated October 20, 1992 under Solitron Devices, Inc. 1987 Stock Option Plan between the Company and Mr. Saraf.

Under the employment agreement, if Mr. Saraf's employment is terminated due to his death, the Company will pay the following amounts to his estate: (i) his base salary through the last day of the calendar month in which he dies, (ii) his bonus for the prior year which has been earned but not paid, (iii) his bonus for the then current year of employment prorated for the actual number of days of such year he was employed during such year (which shall be calculated by assuming that the bonus for such year would be equal to the bonus for the previous year plus an amount equal to the percentage increase in the consumer price index for the prior twelve month period) and (iv) a death benefit in an amount equal to three times Mr. Saraf's then current base salary (including any amount deferred under any deferred compensation plan) plus an amount equal to the most recent bonus awarded to him, to the extent funded by life insurance policies as provided for in the employment agreement.

Under the employment agreement, if Mr. Saraf's employment is terminated due to his failure to perform his duties under the employment agreement due to Disability for a consecutive period of more than six months, the Company may terminate the employment agreement upon thirty (30) days written notice to him. Mr. Saraf shall continue to receive compensation until the end of the thirty (30) day notice period. For purposes of the employment agreement, the term "Disability" shall mean the inability to engage in any substantial gainful activity with the Company by reason of any medically determinable physical or mental impairment for at least six consecutive months. In addition, under the employment agreement, the Company shall maintain a disability policy providing employee payments in the event of a disability.

In the event Mr. Saraf terminates his employment agreement for Good Reason, the Company shall pay Mr. Saraf a lump sum equal to his base salary and bonus through the remainder of the term of the employment agreement. For purposes of the employment agreement, "Good Reason" shall mean (a) breach of any provision of the employment agreement by the employee including, without limitation, a reduction in his duties or responsibilities, (b) the appointment of any other person as Chairman of the Board, President or Chief Executive Officer of the Company or the removal of the employee from that position, (c) the failure of the stockholders to elect the employee as a director of the Company or the removal of the employee from the Board of Directors, or (d) the relocation of the Company's business operations or principal office more than 30 miles from its present location.

In the event the Company terminates Mr. Saraf's employment for "Cause" (other than a termination for Disability), the Company shall pay Mr. Saraf his base salary through the date of termination stated in the notice, and Mr. Saraf shall, if so requested by the Board of Directors, perform his duties under the employment agreement through the date of termination stated in the notice. As used herein, "Cause" shall mean any willful (a) dissemination of genuine trade secrets or other material confidences of the employer by employee for the personal gain of the employee, (b) dishonesty of employee in the course of his employment which is punishable by criminal and civil law or is materially prejudicial to employer, (c) deliberate activity of employer which is materially prejudicial to the financial interests of the Company as reasonably determined by a majority of the Board of Directors of the Company, or any act, or failure to act, by employee involving fraud, willful malfeasance or gross negligence in the performance of his duties hereunder as reasonably determined by a majority of the disinterested members of the Board of Directors of employer, or (d) Disability of employee.

In the event the Company terminates Mr. Saraf's employment for any reason other than for Cause or upon Mr. Saraf's death or disability, then (a) the employment agreement shall nonetheless be deemed terminated, and the Company shall pay Mr. Saraf upon any such termination a lump sum equal to the larger of his base salary and bonus for the remaining term under the employment agreement and his base salary and bonus for three (3) years and (b) the Company will pay the premium for Mr. Saraf's COBRA insurance benefits for Mr. Saraf and his family for 18 months or provide equivalent coverage. The foregoing payments shall also be made in the event that Mr. Saraf's employment with the Company is terminated following a Change of Control notwithstanding the reason for such termination. For purposes of the employment agreement, "Change in Control" of the Company shall mean: (1) any "person" (other than Employee) as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (other than the employee or any group of which the employee is a part, or any Company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding securities; (2) at any time, Incumbent Directors cease, for any reason, to constitute at least a majority of the Board of Directors of the Company. As used herein, "Incumbent Directors" means (a) the individuals who constitute the Board upon the execution of this Agreement and (b) any other director whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the Incumbent Directors then in office which two-thirds includes the employee; (3) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however that no "Change of Control" shall be deemed to have occurred until the closing of any such transaction; and provided further, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (as hereinabove defined) acquires more than 25% of the combined voting power of the Company's then outstanding securities shall not constitute a Change in Control of the Company; (4) the stockholders of the Company approve a plan of complete liquidation of the Company or the sale or disposition by the Company of all or substantially all of the Company's assets or (5) the Company, in one or a series of transactions, sells all or substantially all of its assets.

Any payments payable under the employment agreement to Mr. Saraf that are in the nature of compensation in the event of the Company's termination of Mr. Saraf under the employment agreement shall not exceed the maximum amount which may be paid to Mr. Saraf without causing such payments or any other payments or benefits provided to Mr. Saraf to become subject to the deduction limitation provided for in Section 280G(a) of the Internal Revenue Code of 1986, as amended, or the excise tax provided for in Section 4999 of the Code, or any successor provisions of applicable law.

Under the employment agreement, upon a termination by Mr. Saraf for Cause, termination by the Company without Cause, or the effectuation of a Change of Control, all stock options of the Company held by Mr. Saraf upon the date of termination will immediately vest upon termination and upon the effectuation of a Change of Control.

At a meeting of the Compensation Committee on January 23, 2006, the Committee approved an increase to Mr. Saraf's annual compensation to $280,000, effective March 1, 2006.

On January 14, 2013, Mr. Saraf exercised a cost-of-living increase clause in his contract increasing his annual compensation to $293,000.

Mr. Saraf may also participate in the Company's 2000 Stock Option Plan, the Company's 2007 Stock Incentive Plan, the Company's deferred Compensation Plan and the Company's Employee 401-K and Profit Sharing Plan (the "Profit Sharing Plan"). During the fiscal year ended February 28, 2013, no amounts were deferred by Mr. Saraf under the Company's deferred Compensation Plan and the Company did not match any employee contributions to the Profit Sharing Plan.

Based upon the Compensation Committee's review of the Company's compensation design features, and the Company's applied compensation philosophies and objectives, the Compensation Committee determined that risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

NON-BINDING ADVISORY VOTE ON SAY ON PAY

Background of the Proposal

The DoddFrank Act requires all public companies to hold a separate nonbinding advisory stockholder vote to approve the compensation of executive officers as described in the executive compensation tables and any related information in each such company's proxy statement (commonly known as a "Say on Pay" proposal). Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we are holding a separate non-binding advisory vote on Say on Pay at the Annual Meeting.

Executive Compensation

The Board of Directors believes that our executive compensation programs are designed to secure and retain the services of high quality executives and to provide compensation to our executive that are commensurate and aligned with our performance and advances both the short and long-term interests of our company and our stockholders. We seek to achieve these objectives through three principal compensation programs: base salary, annual cash incentive bonus, and long-term equity incentives, in the form of grants of stock options. Base salaries are designed primarily to attract and retain talented executives. Annual cash incentive bonuses are designed to motivate and reward hard work and dedication to the Company. Grants of stock options are designed to provide a strong incentive for achieving long-term results by aligning the interests of our executive with those of our stockholders, while at the same time encouraging our executive to remain with us. The Board of Directors believes that our compensation program for our executive officer is appropriately based upon our performance and the individual performance and level of responsibility of the executive officer.

This Say on Pay proposal is set forth in the following resolution:

RESOLVED, that the stockholders of Solitron Devices, Inc. approve, on an advisory basis, the compensation of its named executive officer, as disclosed in the Solitron Devices, Inc.'s Proxy Statement for the 2013 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables, and any related information found in the proxy statement of Solitron Devices, Inc.

Because your vote on this proposal is advisory, it will not be binding on the Board of Directors, the Compensation Committee or the Company. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

Vote Required and Recommendation

The advisory vote on the Say on Pay proposal requires the affirmative vote of a majority of the voting power of the issued and outstanding stock of the Company entitled to vote, present in person or represented by proxy at the Annual Meeting.

The Board of Directors recommends a vote **"FOR"** the Say on Pay proposal.

NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON SAY ON PAY IN FUTURE YEARS

Background of the Proposal

The DoddFrank Act also requires all public companies to hold a separate nonbinding advisory stockholder vote with respect to the frequency of the vote on the Say on Pay proposal thereafter. Companies must give stockholders the choice of whether to cast an advisory vote on the Say on Pay proposal every year, every two years, or every three years (commonly known as the "Frequency Vote on Say on Pay"). Stockholders may also abstain from making a choice, pursuant to proposed rules recently issued by the SEC. After such initial votes are held, the DoddFrank Act requires all public companies to submit to their stockholders no less often than every six years thereafter the Frequency Vote on Say on Pay. Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we are holding a separate non-binding advisory vote on the Frequency Vote on Say on Pay at the Annual Meeting.

Frequency Vote on Say on Pay

As discussed above, the Board of Directors believes that our executive compensation programs are designed to secure and retain the services of high quality executives and to provide compensation to our executive that are commensurate and aligned with our performance and advances both the short and long-term interests of our company and our stockholders. The Board of Directors believes that giving our stockholders the right to cast an advisory vote every three years on their approval of the compensation arrangements of our named executive officer provides the Board of Directors sufficient time to thoughtfully evaluate and respond to stockholder input and effectively implement changes, as needed, to our executive compensation program.

Although the Board of Directors recommends that the Say on Pay proposal be voted on every three years, our stockholders will be able to specify one of four choices for the frequency of the vote on the Say on Pay proposal as follows: (i) one year, (ii) two years, (iii) three years, or (iv) abstain. This is an advisory vote and will not be binding on the Board of Directors or the Company. The Board of Directors may determine that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than may be indicated by this advisory vote of our stockholders. Nevertheless, the Compensation Committee will take into account the outcome of this advisory vote when considering how frequently to seek an advisory vote on Say on Pay in future years.

Vote Required and Recommendation

The option receiving the highest number of votes will be deemed to be the preferred frequency of our stockholders.

The Board of Directors recommends the selection of every **"THREE YEARS"** as your preference for the frequency with which stockholders are provided an advisory vote on Say on Pay.

BENEFICIAL OWNERSHIP OF SECURITIES AND SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Common Stock of the Company as of May 6, 2013 by (i) all directors, (ii) all executive officers, (iii) all executive officers and directors of the Company as a group, and (iv) each person known by the Company to beneficially own in excess of 5% of the Company's outstanding Common Stock. Unless noted otherwise, the corporate address of each person listed below is 3301 Electronics Way, West Palm Beach, Florida 33407.

The Company does not know of any other beneficial owner of more than 5% of the outstanding shares of Common Stock other than as shown below. Unless otherwise indicated below, each stockholder has sole voting and investment power with respect to the shares beneficially owned. Except as noted below, all shares were owned directly with sole voting and investment power.

Name and Address	Number of Shares Beneficially Owned[1]	Percentage of Outstanding Shares[1]
Shevach Saraf	650,415[2]	24.9%
Jacob Davis	11,000[2]	*
Joseph F. Gerrity	—	—
Sidney H. Kopperl	—	—
Joseph Schlig	3,000[2]	*
All Executive Officers and Directors as a Group (5 persons)	664,415[2]	25.4%
John Stayduhar c/o John Farina 1610 Forum Place #900 West Palm Beach, Florida 33401	195,000[3]	9.0%
Alexander C. Toppan 40 Spectacle Ridge Road South Kent, Connecticut 06785	183,972[4]	8.4%
James R. Schembs 10853 8th Avenue NW Seattle, Washington 98177	170,768[5]	7.8%
Nicholas J. Swenson 3033 Excelsior Blvd., Suite 560 Minneapolis, Minnesota 55416	156,400[6]	7.2%
Ancora Advisors, LL One Chagrin Highlands 2000 Auburn Drive, Suite 300 Cleveland, Ohio 44122	110,350[7]	5.1%

* Less than 1%

(1) Based on 2,177,832 shares of our common stock outstanding as of May 6, 2013. For purposes of this table, beneficial ownership is computed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended; the inclusion of shares beneficially owned should not be construed as an admission that such shares are beneficially owned for purposes of Section 16 of such Act.

(2) Includes shares that may be acquired upon exercise of options that are exercisable within sixty (60) days of May 6, 2013 in the following amounts: Mr. Saraf — 432,260 shares; Mr. Schlig — 3,000 shares; Mr. Davis —3,000 shares.

(3) This number is based solely on a verbal representation from the stockholder on May 16, 2012. Mr. Stayduhar has not filed a Section 16 or Schedule 13D filing since 2011.

(4) This number is based solely on the Schedule 13G/A filed with the Commission on February 14, 2012.

(5) This number is based solely on the Schedule 13D/A filed with the Commission on December 5, 2012.

(6) This number is based solely on the Schedule 13G filed with the Commission on February 25, 2013. Nicholas J. Swenson and Groveland Capital LLC share beneficial ownership over 110,500 shares. Seth Barkett beneficially owns 45,900 shares. Mr. Barkett has sole power to vote and dispose of 15,000 shares and shared power to vote and dispose of 30,900 shares.

(7) This number is based solely on the Schedule 13G filed with the Commission on March 14, 2013.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires directors and executive officers of the Company and ten percent stockholders of the Company to file initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company with the Securities and Exchange Commission. Directors, executive officers, and ten percent stockholders are required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and representations that no other reports were required during the year ended February 28, 2013, all Section 16(a) filing requirements applicable to directors and executive officers of the Company and ten percent stockholders of the Company were timely filed.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders ...	—	—	—
Equity compensation plans not approved by security holders ...	451,560	$0.757	739,940[(1)]
Total	451,560		739,940[(1)]

(1) Consists of 39,940 shares of common stock available under the Solitron Devices, Inc. 2000 Stock Option Plan (the "2000 Plan") and 700,000 shares of common stock available under the Solitron Devices, Inc. 2007 Stock Incentive Plan (the "2007 Plan").

The 2000 Plan was created effective July 10, 2000 to provide employees with an opportunity to acquire a proprietary interest in the Company. Options issued under the 2000 Plan are for the purchase of Solitron Devices, Inc. common stock, par value of $0.01 per share, and are priced at the closing price on the date of the grant. Options may be granted under the 2000 Plan to any employee, officer, or director of the Company as well as to any independent contractor or consultant performing services for the Company. Options granted have a one-year vesting period and expire ten years from the date of grant. Options granted are not transferable and have restrictions placed on their exercise in the event of termination of employment, death, or disability. Each option granted under the 2000 Plan is a non-qualified stock option that is not intended to meet the requirements of Section 422 of the Code.

The 2007 Plan was created effective June 4, 2007 to enable the Company to attract, retain, reward and motivate eligible individuals by providing them with an opportunity to acquire or increase a proprietary interest in the Company and to incentivize them to expend maximum effort for the growth and success of the Company, so as to strengthen the mutuality of the interests between the eligible individuals and the stockholders of the Company. Pursuant to the 2007 Plan, the Company may grant common stock, options, restricted stock, stock appreciation rights to eligible individuals. Pursuant to the 2007 Plan, the Company is authorized to grant incentive awards for up to 700,000 shares of common stock subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change. All employees, officers, directors (employee or non-employee directors) of the Company are eligible to receive awards under the 2007 Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company did not have any related party transactions, as described in Item 404(a) of Regulation S-K, during the fiscal years ended February 28, 2013 and February 29, 2012.

FINANCIAL STATEMENTS

A copy of our Form 10-K for the year ended February 28, 2013, without exhibits, is being mailed with this proxy statement. Stockholders are referred to the report for financial and other information about the Company.

Additional copies of our Form 10-K for the year ended February 28, 2013 may be obtained without charge by writing to Mr. Shevach Saraf, Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer, c/o Solitron Devices, Inc., 3301 Electronics Way, West Palm Beach, Florida, 33407. Exhibits will be furnished upon request and upon payment of a handling charge of $.25 per page, which represents our reasonable cost of furnishing such exhibits. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

OTHER MATTERS

Other Matters to be Submitted

Our Board of Directors does not intend to present to the Annual Meeting any matters not referred to in the form of proxy. If any proposal not set forth in this proxy statement should be presented for action at the Annual Meeting, and is a matter which should come before the Annual Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting them.

Proxy Solicitation Costs

We will pay for preparing, printing and mailing this proxy statement. Proxies may be solicited on our behalf by our directors, officers or employees in person or by telephone, electronic transmission and facsimile transmission, but such persons will not receive any special compensation for such services. We have also engaged Morrow & Co., LLC, a proxy solicitor, to assist us in the solicitation of proxies for the annual meeting for a fee of $11,000, plus reimbursement for out-of-pocket expenses. We will reimburse banks, brokers and other custodians, nominees and fiduciaries for their out-of-pocket costs of sending the proxy materials to our beneficial owners.

Deadline for Submission of Stockholder Proposals for the 2014 Annual Meeting

Proposals of stockholders intended to be presented at the 2014 Annual Meeting of Stockholders pursuant to SEC Rule 14a-8 must be received at our principal office not later than January 17, 2014 to be included in the proxy statement for that meeting.

In addition, pursuant to our Bylaws, to be timely, a stockholder proposal must be delivered or mailed to and received at the principal executive offices of the Company not less than 30 days prior to the date of an annual meeting; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of a meeting is given or made to stockholders, to be timely, a stockholder proposal must be so received not later than the close of business on the tenth day following the day on which such notice of the date of an annual meeting was mailed or such public disclosure was made.